     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY   , 1997.
                                                   REGISTRATION NO. 333 -
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FINE.COM CORPORATION
                  NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER

      STATE OF WASHINGTON                     7379                         91-1657402
    STATE OR JURISDICTION OF      PRIMARY STANDARD INDUSTRIAL    I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION     CLASSIFICATION CODE NUMBER                NUMBER
                1118 POST AVENUE                    DANIEL M. FINE, CHIEF EXECUTIVE OFFICER
           SEATTLE, WASHINGTON 98101                          FINE.COM CORPORATION
                 (206) 292-2888                                 1118 POST AVENUE
   ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL               SEATTLE, WASHINGTON 98101
                EXECUTIVE OFFICES                                (206) 292-2888
   AND ADDRESS OF PRINCIPAL PLACE OF BUSINESS   NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR
                                                                    SERVICE

          COPIES OF ALL COMMUNICATIONS TO THE FOREGOING TO BE SENT TO:

      DAVID M. OTTO & WILLIAM A. CARLETON                      M. RIDGWAY BARKER
         CAIRNCROSS & HEMPELMANN, P.S.                      KELLEY DRYE & WARREN LLP
          701 FIFTH AVENUE, SUITE 7000             TWO STAMFORD PLAZA, 281 TRESSER BOULEVARD
         SEATTLE, WASHINGTON 98104-7014                   STAMFORD, CONNECTICUT 06901
                 (206) 587-0700                                  (203) 324-1400

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                 PROPOSED MAXIMUM PROPOSED MAXIMUM
                                     AMOUNT          OFFERING        AGGREGATE        AMOUNT OF
TITLE OF SECURITIES TO BE            TO BE          PRICE PER         OFFERING       REGISTRATION
REGISTERED                         REGISTERED        SHARE(2)         PRICE(2)           FEE
---------------------------------------------------------------------------------------------------
Common Stock, no par value.....   1,150,000(1)        $7.50          $8,625,000         $2,614
---------------------------------------------------------------------------------------------------
Representative's Warrants to
  purchase shares of Common
  Stock, no par value..........     100,000           $.001             $100             None
---------------------------------------------------------------------------------------------------
Common Stock, no par value,
  issuable upon exercise of
  Representative's Warrants....    100,000(3)         $9.00           $900,000           $273
===================================================================================================

(1) Includes 150,000 shares underlying the Underwriters' over-allotment option.

(2) Bona fide estimate for computation of the registration fee pursuant to Rule 457(a) under the Act.

(3) Pursuant to Rule 416(a) under the Securities Act, there are also being registered such additional shares as may be issuable pursuant to the anti-dilution provisions of the Representative's Warrant.

                            ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                              FINE.COM CORPORATION

                             CROSS REFERENCE SHEET
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN PART I OF
                                   FORM SB-2

                        ITEM IN FORM SB-2                     LOCATION OR CAPTION IN PROSPECTUS
      ------------------------------------------------------  ---------------------------------
  1.  Front of Registration Statement and Outside Front
      Cover of Prospectus...................................  Front of Registration Statement;
                                                              Outside Front Cover of Prospectus
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus............................................  Inside Front and Outside Back
                                                              Cover Pages of Prospectus
  3.  Summary Information and Risk Factors..................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds.......................................  Prospectus Summary; Risk Factors;
                                                              Use of Proceeds
  5.  Determination of Offering Price.......................  Outside Front Cover of
                                                              Prospectus; Risk Factors;
                                                              Underwriting
  6.  Dilution..............................................  Risk Factors; Dilution
  7.  Selling Security Holders..............................  Not applicable
  8.  Plan of Distribution..................................  Underwriting
  9.  Legal Proceedings.....................................  Business
 10.  Directors, Executive Officers, Promoters and Control
      Persons...............................................  Risk Factors; Management;
                                                              Principal Shareholders
 11.  Security Ownership of Certain Beneficial Owners and
      Management............................................  Risk Factors; Principal
                                                              Shareholders
 12.  Description of Securities.............................  Risk Factors; Description of
                                                              Securities; Shares Eligible for
                                                              Future Sale; Underwriting
 13.  Interest of Named Experts and Counsel.................  Legal Matters; Experts
 14.  Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities........................  Description of Securities
 15.  Organization Within Last Five Years...................  Management; Principal
                                                              Shareholders; Certain
                                                              Transactions
 16.  Description of Business...............................  Prospectus Summary; Risk Factors;
                                                              Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations;
                                                              Business
 17.  Management's Discussion and Analysis or Plan of
      Operation.............................................  Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations
 18.  Description of Property...............................  Business
 19.  Certain Relationships and Related Transactions........  Certain Transactions; Management
 20.  Market for Common Equity and Related Stockholder
      Matters...............................................  Risk Factors; Dividend Policy;
                                                              Dilution; Description of
                                                              Securities; Shares Eligible for
                                                              Future Sale; Underwriting
 21.  Executive Compensation................................  Management
 22.  Financial Statements..................................  Financial Statements
 23.  Changes In and Disagreements With Accountants and
      Financial Disclosure..................................  Not applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 9, 1997
PROSPECTUS

                                1,000,000 Shares

                          [FINE.COM CORPORATION LOGO]

                                  Common Stock
                          ---------------------------

 ALL OF THE SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON STOCK"), OFFERED
  HEREBY ARE BEING SOLD BY FINE.COM CORPORATION (THE "COMPANY"). PRIOR TO THIS OFFERING (THE "OFFERING"), THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK.
   IT IS CURRENTLY ANTICIPATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $6.50 AND $7.50 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF THE
   FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPLICATION HAS BEEN MADE FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ
                    SMALLCAP MARKET UNDER THE SYMBOL "FDOT."
                          ---------------------------

              SEE "RISK FACTORS" ON PAGE 7 FOR CERTAIN INFORMATION
                          THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.
                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------

                                                               Underwriting
                                           Price to            Discounts and          Proceeds to
                                            Public            Commissions(1)          Company(2)
                                     --------------------- --------------------- ---------------------
Per Share...........................           $                     $                     $
Total(3)............................           $                     $                     $

(1) Does not include a non-accountable expense allowance payable to Coleman and Company Securities, Inc. (the "Representative"). In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated
    at $        , including the non-accountable expense allowance.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms as set forth above for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be
    $        , $        and $        , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered hereby are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing such shares will be made in New York, New York against payment therefor on or about
            , 1997.
                          ---------------------------

COLEMAN AND COMPANY SECURITIES, INC.
                                OSCAR GRUSS & SON INCORPORATED

               The date of this Prospectus is             , 1997.

[PICTURE OF A COMPANY CLIENT WEB PAGE ACCOMPANIED BY TEXT,
 "Anatomy of the Microsoft Developer Store site. The Microsoft Developer Store uses a 'store' theme throughout the Web site. The five areas of the store include Product Shelf, Express Checkout, Featured Product, Customer Service and Store Directory. While shopping, visitors are presented with product boxes on a shelf, leveraging the familiarity of Microsoft packaging. Shoppers select products by simply clicking on the appropriate box. Once a product is selected, shoppers view detailed product information, including prices, feature comparisons and system requirements. Cross-sell promotional messages are also displayed in this section. As shoppers select products, they are added to the shopping basket. Depending on what type of product is added, shoppers are presented with various 'point of purchase' promotions, including helpful did you know messages," and BOXED AREA HIGHLIGHTING THE UNIFORM RESOURCE LOCATOR OF THE COMPANY CLIENT WEB PAGE including text, "www.developerstore.com"]


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE LOSS COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised, (ii) gives retroactive effect to the stock split described in Note 8 to the Financial Statements and (iii) reflects the conversion of all of the outstanding shares of the Company's Series A Preferred Stock, no par value (the "Series A Preferred Stock"), on the effective date of the Registration Statement of which this Prospectus forms a part. See "Description of Securities" and "Underwriting." Investors should carefully consider the information set forth under the caption "Risk Factors."

     fine.com and the fine.com logo are trademarks of the Company. INDEPENDENCE DAY (TM) is a trademark of and is Copyright (C) 1997 by Twentieth Century Fox Film Corporation. All rights reserved. "Twentieth Century Fox," "Fox" and their associated logos are the property of Twentieth Century Fox Film Corporation. Microsoft(R) SQL Server(TM), Microsoft(R) Internet Information Server Integrated with Microsoft Windows NT(R) and the names of other Microsoft products referenced in this Prospectus are trademarks or registered trademarks of Microsoft Corporation. "Safeway" and the "S" logo are registered trademarks of Safeway Inc. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

                                  THE COMPANY

     fine.com Corporation ("fine.com" or the "Company") plans, creates, maintains and hosts World Wide Web ("Web") sites for major national and international corporate clients and others. The Company's Web site development process utilizes marketing expertise and state of the art interactive database compilation and dissemination techniques and technologies. Through the planning, creation, maintenance and hosting of interactive Web presentations, the Company enhances clients' marketing campaigns, fosters the collection of demographic data which is utilized by clients when allocating marketing resources and facilitates both internal and external corporate communications for clients.

     The Company develops marketing driven, database oriented sites for businesses which establish commercial presences on, or conduct Internet commerce over, the Web. Corporate clients for which the Company has built and implemented such Web sites include Twentieth Century Fox Home Entertainment, Inc., Safeway Inc. and Microsoft Corporation ("Microsoft"). Web sites created for these clients may be viewed at www.foxinternational.com, www.safeway.com and www.developerstore.com, respectively. Through the planning and creation of Intranet Web sites, the Company also serves businesses seeking to establish efficient, confidential internal corporate communication systems. Intranet clients of the Company include Microsoft and Marriott Corporation. Other clients for which the Company has developed Web sites include Fluke Corporation, Intel Corporation, Mann Packing Company, Optiva Corporation, Wall Data, Inc., Washington Mutual Savings Bank and Windermere Services Company. See
"Business -- Clients and Services."

     The Company believes that use of the Internet has grown rapidly since its commercialization in the early 1990s. According to industry sources, the number of people using the Internet is more than doubling every year.(1) It has been estimated that the number of Internet users will exceed 700 million in the year 2000, increasing from approximately 57 million users in 1997.(2) In anticipation of such growth, businesses are implementing commercial Internet Web sites at a rapid pace. It has been estimated that fees paid to third-

---------------

 (1)John S. Quarterman, 1997 Users and Hosts of the Internet and the Matrix, MATRIX NEWS (January 1997); Press Release: Size of the Internet in October 1995, from the Third MIDS Internet Demographic Survey, Matrix Information and Directory Services, Inc. (February 3, 1996) (hereinafter Demographic Survey).

 (2)Quarterman, supra note 1.

     party Web site developers will exceed $10 billion by the year 2000, compared to $582 million in 1996.(3) Other industry sources have reported that the number of commercial Internet sites, defined as domain names ending in ".com," increased from 4,912 in August 1995 to 171,738 in June 1996 and 609,275 in April 1997.(4) See "Business -- The Internet and the Web" and "-- Internet Commerce and the Marketing Communications Industry."

     The Web permits real time, one-to-one communication, allowing users to respond to questions and messages on a Web site. The Company believes that the Web provides businesses with unique opportunities to gather valuable demographic data, including information regarding users' identities and preferences. Accordingly, the Company has created a Web site development process involving both marketing and communications strategies and Web site design elements. For example, in creating Web sites that compile user-provided information, the Company works with its clients, first, to establish specific database driven marketing strategies, and then to create unique Web site features designed to entice visitors to provide information useful to the client regarding the visitor's identity, interests and position in the customer life cycle. Through such Web sites, the Company's clients may obtain useful databases for use in the clients' overall sales and marketing efforts. Similar processes are also applied to the collection, distribution and analysis of data for Intranet sites developed by the Company. The Company also services certain clients by maintaining and hosting such clients' Web sites. See "Business -- Clients and Services -- Web Site Production and Support."

     The Company has expertise in custom programming, relational databases and computer graphics. In order to create Web sites that encourage continuous dynamic interaction with Web site users, the Company relies upon expertise beyond mere competency with HTML (hypertext markup language, the common Web site language). Such expertise includes knowledge and effective utilization of advanced programming languages such as Visual Basic, Visual J++, Visual C++ and various scripting languages. Complex relational databases are developed by the Company using Microsoft(R) SQL Server(TM) and operate in conjunction with server products including Microsoft(R) Internet Information Server Integrated with Microsoft Windows NT(R), Microsoft Exchange Server and Microsoft Merchant Server. The Company believes that only a small percentage of current Web sites effectively utilize the database integration technologies and interactive database compilation and dissemination techniques and technologies that are employed by the Company. The Company further believes that its encompassing approach makes it well positioned to continue to take advantage of industry changes as the Web and its commercial applications evolve. See
"Business -- Business Strategy," "-- Relationship with Microsoft" and "Management."

     The Company was incorporated in the State of Washington in October 1994. The Company's principal executive offices are located at 1118 Post Avenue, Seattle, Washington 98101, and its telephone and fax numbers are (206) 292-2888 and (206) 292-2889, respectively. The Company's e-mail address is info@fine.com and its Web site address is www.fine.com. Information accessed on or through the Company's Web site does not constitute a part of this Prospectus.

---------------

 (3)News Release, Web Outsourcing to Reach $10 Billion by 2000, FORRESTER RESEARCH, INC. (February 5, 1997) (hereinafter Web Outsourcing).

 (4)Netcraft Ltd. Web Server Survey (August 1, 1995); Netcraft Ltd. Web Server Survey (June 1, 1996); Netcraft Ltd. Web Server Survey(April 1997) (hereinafter collectively Netcraft Surveys).

                                  THE OFFERING

Common Stock Offered..........................  1,000,000 shares
Common Stock Outstanding:
          Prior to the Offering...............  1,115,065 shares(1)
          After the Offering..................  2,115,065 shares (1)(2)
Use of Proceeds...............................  The Company anticipates that the net proceeds of the Offering will be used for: (i) capital
                                                expenditures for the establishment of new and
                                                the expansion of existing facilities
                                                (including leasehold improvements); (ii)
                                                capital expenditures for the acquisition of
                                                new and upgraded computer hardware and
                                                software for existing and new facilities;
                                                (iii) working capital to finance
                                                work-in-progress prior to achieving payment
                                                milestones; and (iv) working capital to
                                                finance, among other things, increases in
                                                accounts receivable and other general
                                                corporate purposes. See "Use of Proceeds."
Proposed Nasdaq SmallCap Market Symbol........  FDOT

---------------

(1) Includes 59,524 shares of Common Stock to be issued on the effective date of the Registration Statement of which this Prospectus forms a part upon conversion of the outstanding shares of Series A Preferred Stock. Excludes 107,157 shares of Common Stock reserved for issuance upon exercise of stock options granted under the Company's 1996 Incentive Stock Option Plan (the "1996 Option Plan") and an additional 200,000 shares which have been reserved for issuance upon exercise of options that may be granted under the Company's 1997 Stock Option Plan (the "1997 Option Plan," and together with the 1996 Option Plan, the "Option Plans"). See "Management -- Executive Compensation and Other Information."

(2) Excludes (i) 100,000 shares of Common Stock issuable upon the exercise of warrants to be issued to the Representative upon the consummation of the Offering (the "Representative's Warrants") and (ii) 150,000 shares of Common Stock issuable upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."

                         SUMMARY FINANCIAL INFORMATION

                                                                            FOR THE FISCAL
                                                                        YEAR ENDED JANUARY 31,
                                                                      --------------------------
                                                                         1996           1997
                                                                      -----------    -----------
STATEMENT OF INCOME DATA:
  Gross revenue...................................................... $   531,800    $ 1,485,869
  Gross profit.......................................................     273,268        711,627
  Operating income...................................................      47,751        197,568
  Income before income taxes.........................................      45,030        188,728
  Provision for income taxes.........................................      14,948         64,454
  Net income.........................................................      30,082        124,274

  Net income per share............................................... $      0.03    $      0.11

  Shares used in computation of net income per share(1)..............   1,155,126      1,155,126

                                                                               AT JANUARY 31, 1997
                                                                          -----------------------------
               BALANCE SHEET DATA:                AT JANUARY 31, 1996       ACTUAL       AS ADJUSTED(2)
                                                  -------------------     -----------    --------------
  Working capital................................      $  45,565          $   301,728      $5,917,730
  Total assets...................................        149,602              868,537       6,452,535
  Total shareholders' equity.....................         90,362              454,554       6,054,554

---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the determination of net income per share.

(2) Adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $7.00 per share and after deducting the estimated underwriting discount and offering expenses, and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the shares of Common Stock offered hereby.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by such statements as a result of various factors, such as the evolving nature of the Internet and computer related markets, uncertainties regarding the adaptation of new media by the marketing communications industry, competition faced by the Company and the other factors discussed under "Risk Factors."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider each of the following risk factors in evaluating an investment in the shares of Common Stock offered hereby.

     Uncertainties Regarding Adoption of New Media by Marketing Communications Industry; Limited Operating History. The market for information gathering and dissemination through new electronic media such as the Internet has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce through new electronic media. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Additionally, the Company commenced operations in October 1994 and, as a result, has a limited operating history upon which an evaluation of the Company's prospects can be made. There can be no assurance that commerce and communication through new electronic media will continue to grow or that the Company will be successful in addressing the risks encountered by companies which are operating in rapidly evolving markets. The use of new electronic media in marketing and information gathering and dissemination, particularly by businesses that have historically relied upon traditional means of marketing, generally requires the acceptance of new methods of conducting business and exchanging information. If commerce and communication through new electronic media fail to gain widespread acceptance or develop more slowly than expected, the Company would be materially adversely affected. See
"Business -- Internet Commerce and the Marketing Communications Industry."

     Reliance on Management and Key Employees. The Company is dependent upon the services of certain key management personnel, the loss of whose services would have a material adverse effect on the Company. In particular, the Company depends on the services of Daniel M. Fine, President and Chief Executive Officer, James P. Chamberlin, Chief Financial Officer, and Daniel G. Stull, Chief Operating Officer. The Company has obtained $1,000,000 of key person insurance on the lives of each of Mr. Fine and Mr. Chamberlin. In addition, the Company is dependent upon the services of qualified and experienced marketing, technical and creative personnel. There can be no assurance that any of these persons will remain employed by the Company or that these persons will not participate in businesses that compete with the Company in the future. In seeking qualified personnel, the Company is required to compete with companies having greater financial and other resources than the Company. Since the Company's future success will be dependent on its ability to attract and retain qualified personnel, the inability to do so would have a material adverse affect on the Company. See "Management."

     Competition. The market for the Company's services is highly competitive and is characterized by demands to adopt and utilize new capabilities and technologies and to respond rapidly to evolving client requirements. The Company faces competition from a number of sources, including potential clients that perform Web site planning, creation, maintenance and hosting services inhouse. Other sources of competition include Web site service firms, communications, telephone and telecommunications companies, computer hardware and software companies, established online services companies, direct Internet access providers, advertising agencies and specialized and integrated marketing communication firms, all of which are entering the Web site planning, creation, maintenance and hosting markets in varying degrees. Many of the Company's competitors have announced plans to offer expanded Web site planning, creation, maintenance and/or hosting services and many of such competitors or potential competitors have longer operating histories, longer customer relationships and significantly greater financial, management, technological, development, sales, marketing and other resources than the Company. The Company expects competition to intensify in the future, as anticipated growth in the industry attracts other participants. There can be no assurance that the Company will be able to compete effectively, if at all, and its inability to do so would have a material adverse effect on the Company. See "Business -- Competition."

     Lack of Proprietary Protection; Intellectual Property Rights; Risk of Infringement; Possible Litigation. The Company does not believe that its business is dependent upon any patents, copyrights or trademarks and the Company does not currently have any registered patents, copyrights or trademarks. Consequently, the Company relies solely on a combination of common law and statutory law to protect its trademarks, proprietary information and know-how. The majority of the Company's current agreements with its clients contain provisions granting to the client intellectual property rights to certain of the Company's work product, including customized programming that is created during the course of a project. The Company anticipates that agreements with future clients may contain similar provisions. Other existing agreements to which the Company is a party are, and future agreements may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, the Company's ability to reuse or resell such rights will or may be limited. See "Business -- Clients and Services."

     The Company utilizes technology owned, and may seek to use technology developed in the future, by third parties. Although the Company believes that there are currently sufficient alternative sources of third party technology which would be available to it if any particular third party technology that it is currently using were to be discontinued or otherwise become unavailable, there can be no assurance that licenses for any technology owned or developed by third parties that might be required for provision of the Company's services will be available in the future on reasonable terms, or at all, and the inability to obtain any such licenses could have a material adverse effect on the Company. Although the Company does not believe that either its services or its utilization of technology owned by third parties infringes the proprietary rights of any third parties, there can be no assurance that third parties will not in the future assert claims against the Company based on such services or utilization or that any of those claims would not be successful. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights and to protect its proprietary information, to determine the validity and scope of the proprietary rights of third parties or to defend against claims of infringement or invalidity. Litigation of this nature, whether or not successful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company. Furthermore, third parties making claims against the Company could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could directly or indirectly prohibit the Company from providing certain services. A judgment of this nature could have a material adverse effect on the Company.

     Additionally, the Company and other Web site developers face potential liability for the actions of clients and others using their services, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the United States and foreign jurisdictions. Although the Company has obtained errors and omissions insurance providing up to $5,000,000 of coverage, there can be no assurance that such insurance will be adequate. Any imposition of liability based on the actions of clients and others using the Company's services could have a material adverse effect on the Company.

     Dependence Upon Continued Development of Access to and Infrastructure of the Internet. The Company's ability to generate revenues from the planning, creation, maintenance and hosting of commercial Web sites will depend upon the continued development of an infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace due to inadequate development of the necessary infrastructure or delays in the development of complementary products. Moreover, other critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may adversely impact the anticipated growth of Internet use. It is difficult to predict whether the Internet will prove to be and remain a viable commercial marketplace. If the infrastructure and complementary products necessary to support the Internet's commercial viability are not developed or if the Internet does not become a viable marketplace, the Company would be materially adversely affected. See "Business -- The Internet and the World Wide Web."

     Risk of Changing Technology. The services which the Company offers, and the services which the Company expects to offer in the future, are impacted by rapidly changing technology, evolving industry standards, emerging competition and frequent service, software and other product introductions. There can be no assurance that the Company will be able to successfully identify new business opportunities and develop and bring new services to market in a timely and cost-effective manner or that services, products or technologies developed by others will not render the Company's services noncompetitive or obsolete. See "Business -- Competition."

     Dependence on Microsoft. The Company has historically been dependent upon Microsoft for new business referrals and for work as a paid Microsoft vendor. In addition, the Company is dependent upon its expertise with Microsoft software and relies upon such software in creating Web sites for the Company's clients. Although the Company participates in the Microsoft Solution Provider Partner and Site Builders Network programs, there can be no assurance that its relationship with Microsoft will continue or that the Company will continue to derive benefits from that relationship. In addition, if Microsoft's products, standards or approach to the Internet or other markets were to fall into disfavor or other parties were able to develop products, standards or approaches which had greater market acceptance than those offered by Microsoft, the Company could be materially adversely affected. See "Business -- Relationship with Microsoft."

     Government Regulation. The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy and pricing, characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet (which could in turn decrease the demand for the Company's services), increase the Company's cost of doing business, cause the Company to modify its operations or otherwise have an adverse effect on the Company. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. The Company cannot predict the impact, if any, that any future laws or regulations, or the applicability of such existing laws, may have on its business.

     Broad Discretion in Application of Proceeds. The Company's management will have broad discretion as to the application of the net proceeds of the Offering. See "Use of Proceeds."

     No Dividends. The Company does not intend to declare any dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

     Control by Management. Upon completion of the Offering, 50.0% (46.7%, if the Underwriters' overallotment option is exercised in full) of the outstanding shares of Common Stock will be owned by current directors and executive officers of the Company. All such shareholders, if they were to vote together, would likely be able to elect all of the directors of the Company and influence the outcome of all other matters submitted to a vote of the Company's shareholders. See "Principal Shareholders" and "Description of Securities."

     No Prior Public Market; Determination of Offering Price. Prior to the Offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market will develop and be sustained upon the completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representative. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Shares Eligible for Future Sale. Upon completion of the Offering, 2,115,065 shares of Common Stock will be outstanding (2,265,065 shares, if the Underwriter's over-allotment option is exercised in full), 107,157 shares of Common Stock will be reserved for issuance under the 1996 Option Plan and 200,000 shares of Common Stock will be reserved for issuance pursuant to the 1997 Option Plan. The shares of Common Stock sold in the Offering will be freely transferable by persons other than affiliates of the Company. All of the remaining outstanding shares are restricted securities and may not be sold other than pursuant to an effective registration statement or Rule 144 or another exemption from registration under the Securities Act. The Company and each of its existing officers, directors, shareholders and optionees have entered into lock-up agreements with the Representative, which agreements prohibit, for a period of 18 months after the date of this Prospectus, the sale or other disposition of any shares of Common Stock without the prior written consent of the Representative. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The estimated net proceeds of the Offering to the Company, assuming an initial public offering price of $7.00 per share and after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company, will be approximately $5,600,000 ($6,513,500, if the Underwriters' over-allotment option is exercised in full). The Company currently expects to apply the estimated net proceeds as follows:

                                       USE                                   AMOUNT
        -----------------------------------------------------------------  ----------
        Capital expenditures for establishment of new and expansion of existing facilities (including leasehold improvements).........  $  240,000
        Capital expenditures for acquisition of new and upgrading of existing computer hardware and software for existing and new
          facilities.....................................................     315,000
        Working capital to finance work-in-progress prior to achieving
          payment milestones.............................................     470,000
        Working capital to finance, among other things, increases in
          accounts receivable and other general corporate purposes.......   4,575,000
                                                                           ----------
                  Total..................................................  $5,600,000
                                                                           ==========

     The Company's expansion strategy focuses on adding personnel, expanding existing facilities and establishing new facilities in a manner designed to enable the Company to remain profitable. As a result, the Company anticipates adding personnel and enlarging existing and establishing new facilities only in instances when it has a reasonable expectation that long term demand will be sufficient to maintain and enhance the profitability demonstrated by current or near term projects and existing or anticipated near term demand.

     The growth anticipated by the Company will necessitate additional office space to house its workforce. Management believes that this expansion will occur near its existing facility and in one or two new geographic locations. Although the Company believes that additional space will be available as needed on commercially reasonable terms, there can be no assurance that market rates for such additional space will not exceed current expectations, requiring future expenditures greater than those currently anticipated.

     The expansion and addition of office space and personnel will require acquisition of new or upgrading of current computer hardware and software in two aspects: office infrastructure and individual workstations. Office infrastructure purchases relate to the creation or upgrading of internal networks, multiple development environments and the related security hardware and software. The Company anticipates purchases of these items will occur shortly after the expansion or opening of an office. The Company further expects that individual workstation purchases will coincide with the addition of personnel, normally on a person by person basis.

     The planning and development of complex Web sites often require several months to complete. As a result, the Company expects to use a portion of the estimated proceeds from the sale of the Common Stock offered hereby to fund the salaries and the other direct project costs related to work-in-progress on planning and development contracts. The Company intends to use the remaining proceeds from the sale of the Common Stock offered hereby to finance the Company's ongoing working capital needs. These working capital needs include financing growth in the Company's accounts receivable and financing increased selling, general and administrative expenses necessary to generate and sustain the organizational infrastructure necessary to serve new and existing clients.

     Exact application of the net proceeds and timing of use will vary depending on numerous factors, including market and technological developments and competitive pressures. Due to the number and variability of factors that may affect the Company's use of the net proceeds, the Company will retain significant discretion over the actual application of the net proceeds. Accordingly, there can be no assurance that actual application will not vary substantially from the Company's current expectations.

     Pending ultimate application, the net proceeds will be invested in interest-bearing securities issued or guaranteed by the United States government or its agencies.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates it will retain future earnings for use in the expansion and operation of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the Board of Directors. In addition, pursuant to the agreement relating to the Company's lines of credit, the Company is prohibited from paying cash dividends on the Common Stock without the bank's prior written consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                                    DILUTION

     The pro forma net tangible book value of the Company at January 31, 1997 was $413,438, or $0.37 per share. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the Company's total liabilities, divided by the pro forma number of shares of Common Stock outstanding, after giving effect to the issuance of 59,524 shares of Common Stock upon conversion of all of the outstanding shares of Series A Preferred Stock on the effective date of the Registration Statement of which this Prospectus forms a part. After giving effect to the sale by the Company of the 1,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.00 per share (after deducting estimated underwriting discounts and expenses of the Offering payable by the Company), the adjusted pro forma net tangible book value of the Company at January 31, 1997 would have been $6,054,554 or $2.86 per share. This represents an immediate increase in pro forma net tangible book value of $2.49 per share to existing shareholders and an immediate dilution of $4.14 per share to new investors purchasing shares of Common Stock offered hereby. The following table illustrates the per share dilution:

    Assumed initial public offering price...............................            $ 7.00
      Pro forma net tangible book value per share at January 31, 1997...  $0.37
      Increase per share attributable to new investors..................   2.49
    Adjusted net tangible book value per share after the Offering.......              2.86
                                                                                     -----
    Dilution per share to new investors.................................            $ 4.14
                                                                                     =====

     The following table sets forth on a pro forma basis at January 31, 1997, after giving effect to the issuance of 59,524 shares of Common Stock upon conversion of all outstanding shares of Series A Preferred Stock and the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.00 per share, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and by investors purchasing shares of Common Stock offered hereby:

                                         SHARES PURCHASED         TOTAL CONSIDERATION
                                       ---------------------     ----------------------     AVERAGE PRICE
                                         NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                       ----------    -------     ----------     -------     --------------
Existing Shareholders................   1,115,065      52.7%     $  325,000        4.4%         $ 0.29
New Investors........................   1,000,000      47.3       7,000,000       95.6          $ 7.00
                                        ---------     -----      ----------      -----
          Total......................   2,115,065     100.0%     $7,325,000      100.0%
                                        =========     =====      ==========      =====

     The foregoing tables assume no exercise of any outstanding stock options. As of January 31, 1997, there were outstanding options to purchase 107,157 shares of Common Stock under the 1996 Stock Option Plan, at a weighted average exercise price of $2.05 per share. To the extent that outstanding options are exercised, there will be further dilution to new investors. See
"Management -- Executive Compensation and Other Information."

                                 CAPITALIZATION

     The following table sets forth at January 31, 1997 the (i) actual capitalization of the Company, (ii) the pro forma capitalization of the Company, after giving effect to the conversion of the outstanding Series A Preferred Stock into Common Stock, and (iii) the pro forma capitalization as adjusted to reflect the receipt, on the effective date of the Registration Statement of which this Prospectus forms a part, of the estimated net proceeds from the sale of the 1,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.00 per share and after deducting the estimated underwriting discount and expenses of the Offering payable by the Company. Since its inception in October 1994, the Company has never had any long term debt. This table should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                     AT JANUARY 31, 1997
                                                            --------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            ---------    ---------     -----------
Shareholders' equity:

  Preferred Stock, no par value; 1,000,000 shares
     authorized; 59,524 shares designated as Series A
     Preferred Stock, 59,524 shares of Series A Preferred
     Stock issued and outstanding; no shares authorized,
     issued or outstanding, pro forma and pro forma as
     adjusted.............................................  $ 239,918    $      --     $        --
  Common Stock, no par value; 9,000,000 shares authorized,
     actual, and 10,000,000 shares authorized, pro forma
     and pro forma as adjusted; 1,055,541 issued and
     outstanding, actual; 1,115,065 issued and
     outstanding, pro forma; 2,115,065 issued and
     outstanding, pro forma as adjusted (1)...............     75,000      314,918       5,914,918
  Retained earnings.......................................    139,636      139,636         139,636
                                                             --------     --------      ----------
     Total shareholders' equity...........................    454,554      454,554       6,054,554
                                                             --------     --------      ----------
       Total capitalization...............................  $ 454,554    $ 454,554     $ 6,054,554
                                                             ========     ========      ==========

---------------

(1) Excludes: (i) 107,157 shares of Common Stock reserved for issuance upon exercise of stock options granted under the 1996 Option Plan; (ii) 200,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted under the 1997 Option Plan; (iii) 100,000 shares of Common Stock reserved for issuance upon exercise of the Representative's Warrant; and (iv) 150,000 shares of Common Stock reserved for issuance upon exercise of the Underwriters' over-allotment option. See "Management -- Executive Compensation and Other Information" and "Underwriting."

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Statement of Income data for the fiscal years ended January 31, 1996 and 1997 and the Balance Sheet data at January 31, 1996 and 1997 are derived from the Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus, and are qualified by reference to such Financial Statements and the notes thereto. The historical results are not necessarily indicative of future results.

                                                                      FOR THE FISCAL YEAR ENDED
                                                                             JANUARY 31,
                                                                      --------------------------
                                                                         1996           1997
                                                                      -----------    -----------
STATEMENT OF INCOME DATA:
  Gross revenue.....................................................  $   531,800    $ 1,485,869
  Direct salaries and costs.........................................      258,532        774,242
                                                                         --------     ----------
  Gross profit......................................................      273,268        711,627
  Selling, general and administrative expenses......................      225,517        514,059
                                                                         --------     ----------
  Operating income..................................................       47,751        197,568
  Interest expense..................................................        2,721          8,840
                                                                         --------     ----------
  Income before income taxes........................................       45,030        188,728
  Provision for income taxes........................................       14,948         64,454
                                                                         --------     ----------
  Net income........................................................  $    30,082    $   124,274
                                                                         ========     ==========

  Net income per share..............................................  $      0.03    $      0.11

  Shares used in computation of net income per share (1)............    1,155,126      1,155,126

                                                                            AT JANUARY 31,
                                                                      --------------------------
                                                                         1996           1997
                                                                      -----------    -----------
BALANCE SHEET DATA:
  Working capital...................................................  $    45,565    $   301,728
  Total assets......................................................      149,602        868,537
  Shareholders' equity..............................................       90,362        454,554

---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the determination of net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this Prospectus.

OVERVIEW

     fine.com plans, creates, maintains and hosts Web sites for major national and international corporate clients and others. The Company's Web site development process utilizes marketing expertise and state of the art interactive database compilation and dissemination techniques and technologies. Through the planning, creation, maintenance and hosting of interactive Web presentations, the Company enhances clients' marketing campaigns, fosters the collection of demographic data which is utilized by clients when allocating marketing resources and facilitates both internal and external corporate communications for clients.

     The Company generates substantially all of its revenues from fees associated with the planning and creation of commercial Web sites for clients. These fees are generally earned pursuant to long-term fixed fee contracts (with terms typically ranging from two to seven months). Revenues generated from long-term contracts are recognized under the percentage-of-completion method. Percentage-of-completion is generally measured on the attainment of specific contract milestones (based on the ratio of costs incurred to total estimated project costs). Estimated earnings from long-term contracts are reviewed periodically as work progresses. All other revenue is recorded on the basis of performance of services. The Company assumes greater financial risk on fixed fee contracts than on either time-and-material or cost-reimbursable contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed fee contract may reduce the Company's profit or cause a loss individually on a particular project and in the aggregate. The Company has generated a net profit for each of the past two fiscal years.

     The Company has recently initiated efforts to generate recurring revenues from Web site maintenance and Web site hosting fees. The amount of revenue generated to date from the Company's provision of such services has not been significant. Even if revenues from such sources increase, fees for maintenance and hosting services may not become a significant percentage of the Company's revenues, if and to the extent that revenues increase from the planning and creation of Web sites. No assurance can be given that revenues from maintenance and hosting fees, or from other new methods of generating recurring revenues, will be sufficient to offset the costs incurred by the Company in performing such services.

     Historically, the Company has been dependent upon Microsoft for work as a paid vendor. The aggregate revenues generated from the multiple departments and divisions at Microsoft for which the Company performed services accounted for 34% and 19% of the Company's gross revenue in the fiscal year ended January 31, 1996 ("fiscal 1996") and the fiscal year ended January 31, 1997 ("fiscal 1997"), respectively. In addition, Twentieth Century Fox Home Entertainment, Inc. and Safeway Inc. accounted for 11% and 14% of the Company's gross revenue during fiscal 1997, respectively. Neither Twentieth Century Fox Home Entertainment, Inc. nor Safeway Inc. were clients of the Company during fiscal 1996. Management believes that the long term success of the Company is not dependent on any one or a few major customers.

RESULTS OF OPERATIONS

     Gross Revenue. Gross revenue for fiscal 1997 and fiscal 1996 was $1,485,869 and $531,800, respectively. During each of these fiscal years, substantially all of the Company's revenue was generated by its Web site planning and creation services. The 179% increase in fiscal 1997 gross revenue over fiscal 1996 gross revenue is attributable primarily to the number of clients contracting with the Company increasing from approximately 18 clients in fiscal 1996 to approximately 25 clients in fiscal 1997 as well as an increase in the average amount billed per client from approximately $30,000 per client in fiscal 1996 to approximately $60,000 in fiscal 1997. The Company believes that the increase in number of clients was attributable to increased levels of marketing, advertising and new business development activities. The average amount billed per client during fiscal 1997 increased from fiscal 1996 primarily due to the Company's clients generally undertaking more sophisticated levels of Web site development. See "Internet Commerce and the Marketing Communications Industry" and "Clients and Services."

     Direct Salaries and Costs. Direct salaries and costs include all internal labor costs and other direct costs related to project performance, such as project specific independent contractor fees, supplies and specific project related expenditures. The Company's direct salaries and costs for fiscal 1997 were $774,242, and consisted primarily of $619,884 paid as direct salaries, taxes and benefits and, secondarily, of $154,358 as other direct costs of goods sold related to specific projects. The Company hired additional employees during fiscal 1997 to meet increased demand and had 21 full time employees at January 31, 1997. The Company expects that it will hire additional staff if and as needed to meet demand from current clients and prospective clients whose projects are anticipated to commence within ninety days after hiring. The Company engages independent contractors and subcontractors to service unanticipated projects. The Company's direct salaries and costs for fiscal 1996 were $258,532 and consisted, primarily, of $178,803 of direct salaries, taxes and benefits and, secondarily, of $79,729 of other direct costs of goods sold related to specific projects. The Company had 13 full time employees at January 31, 1996.

     As a percentage of gross revenue, total direct salaries and costs increased 4% from fiscal 1996 to fiscal 1997. Such increase was due primarily to the increased level of salaries paid to production employees. This increase, combined with a greater reliance on production employees as compared to independent contractors and/or subcontractors, resulted in the salaries, taxes and benefits component of direct salaries and costs increasing from 69% in fiscal 1996 to 80% in fiscal 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $514,059 and $225,517 for fiscal 1997 and fiscal 1996, respectively. In each period, these expenses consisted primarily of administrative salaries, professional fees, occupancy costs, telephone and related Internet connectivity fees, computer network costs, office expenses and supplies, marketing, advertising and new business development costs.

     Marketing, advertising and new business development costs increased as a percentage of gross revenue in fiscal 1997 from fiscal 1996. Marketing, advertising and new business development costs were $68,687 representing 5% of gross revenue in fiscal 1997 as compared to $10,237 representing 2% of gross revenue in fiscal 1996. The Company believes that these increases in marketing, advertising and new business development costs were instrumental in the 179% increase in gross revenue from fiscal 1996 to fiscal 1997. Management believes that these costs will continue to increase as a percentage of gross revenue in future periods and may reach approximately 6% of gross revenue.

     Overall, selling, general and administrative expenses as a percentage of gross revenue were 35% for fiscal 1997 as compared to 42% for fiscal 1996. This overall decrease in selling, general, and administrative expenses as a percentage of gross revenue was a result of the Company's ongoing effort to control expenses and effectively assimilate higher volumes of business using existing resources, offset by increased marketing, advertising and new business development. The Company anticipates administrative expenses increasing due to the compliance and reporting obligations associated with becoming a publicly held company.

     Net Income. The Company recognized net income of $124,274 (representing 8% of gross revenue) for fiscal 1997 as compared to $30,082 (representing 6% of gross revenue) for fiscal 1996. The increase in profitability (as a percentage of gross revenue) is due to the factors discussed above.

CAPITAL RESOURCES AND LIQUIDITY

     Historically, the Company has funded its capital requirements through earnings, borrowings from affiliates and commercial lenders and private placements of its capital stock. At January 31, 1997, the Company had cash in the aggregate amount of $198,317.

     The Company's working capital increased $256,163, from $45,565 at January 31, 1996 to $301,728 at January 31, 1997, primarily due to an increase in accounts receivable and deferred offering costs. Accounts receivable increased $412,911, from $63,855 at January 31, 1996 to $476,766 at January 31, 1997
primarily
due to the increase in gross revenue during fiscal 1997. The Company generally collects its accounts receivable within 65 days. Operating activities for fiscal 1997 required net cash in the amount of $101,280.

     The purchase of equipment and furniture required cash in the amount of $50,372 during fiscal 1997. These expenditures were made primarily for computer hardware and software, furniture, fixtures and leasehold improvements necessary to accommodate an increase in Company personnel. The Company believes that the increase in personnel was a principal factor enabling the Company to generate higher gross revenue in fiscal 1997. Net cash provided from financing activities was $334,301, primarily due to an increase of $90,286 in borrowings under a secured revolving line of credit with a commercial bank (the "Revolving Line of Credit") and net proceeds in the amount of $239,918 from the sale of 59,524 shares of Series A Preferred Stock. See "Certain Transactions."

     At January 31, 1997, the maximum amount available under the Revolving Line of Credit was $200,000. Amounts outstanding under the Revolving Line of Credit bore interest at the bank's prime interest rate plus 2% (10.25% at January 31, 1997) and were secured by all of the Company's accounts receivable. At January 31, 1997, $90,286 was outstanding under the Revolving Line of Credit.

     The Revolving Line of Credit expired on March 31, 1997 and was replaced by a new revolving line of credit (the "New Revolving Line of Credit"). The maximum amount available under the New Revolving Line of Credit is $750,000. Prior to the first day of the month following the completion of the Offering, amounts outstanding under the New Revolving Line of Credit bear interest at the bank's prime interest rate plus 2% (10.25% at April 30, 1997). On the first day of the month following the successful completion of the Offering, the interest rate will be reduced to the bank's prime interest rate plus 0.25%. Amounts outstanding under the New Revolving Line of Credit are secured by all of the Company's accounts receivable and the personal guaranty of Daniel M. Fine. See "Certain Transactions." The New Revolving Line of Credit contains restrictions relating to change of ownership of the Company and covenants requiring the Company to maintain certain minimum levels of working capital and tangible net worth (each as defined therein). The New Revolving Line of Credit expires on March 31, 1998 (the "Expiration Date"). On the Expiration Date, the Company must pay in full the aggregate unpaid principal amount then outstanding and all accrued interest, together with all the applicable fees, costs and charges, if any.

     The Company has also obtained an additional line of credit (the "Equipment Line of Credit") from the commercial bank which has made the New Revolving Line of Credit available. The maximum amount available under the Equipment Line of Credit is $400,000. Amounts drawn by the Company pursuant to the Equipment Line of Credit may be used exclusively for the purchase of computer hardware and software, furniture and fixtures, and leasehold improvements. Amounts outstanding under the Equipment Line of Credit bear interest at the same rate of interest as applicable to the New Revolving Line of Credit. Monthly payments of accrued interest only are due until January 31, 1998, from which date the balance outstanding under the Equipment Line of Credit will be required to be amortized over a 36 month period. Amounts outstanding under the Equipment Line of Credit will be secured by the assets purchased with funds borrowed under the Equipment Line of Credit, all of the Company's accounts receivable and the personal guaranty of Daniel M. Fine. See "Certain Transactions." The Company believes that the funds available pursuant to the New Revolving Line of Credit, the Equipment Line of Credit, the funds provided by the Offering and revenues from operations will be sufficient for it to meet its capital requirements for the foreseeable future.

     In February 1997, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). The Company, which is required to adopt the provisions of SFAS No. 128 during the fiscal year ended January 31, 1998, does not expect such adoption to have any significant effect on earnings per share.

SEASONALITY AND INFLATION

     The Company does not believe that inflation or seasonality has had a significant effect on the Company's operations to date.

                                    BUSINESS

     The Company plans, creates, maintains and hosts Web sites for major national and international corporate clients and others. The Company's Web site development process utilizes marketing expertise and state of the art interactive database compilation and dissemination techniques and technologies. Through the planning, creation, maintenance and hosting of interactive Web presentations, the Company enhances clients' marketing campaigns, fosters the collection of demographic data which is utilized by clients when allocating marketing resources and facilitates both internal and external corporate communications for clients.

     The Company develops marketing driven, database oriented sites for businesses which establish commercial presences on, or conduct Internet commerce over, the Web. Corporate clients for which the Company has built and implemented such Web sites include Twentieth Century Fox Home Entertainment, Inc., Safeway Inc. and Microsoft. Web sites created for these clients may be viewed at www.foxinternational.com, www.safeway.com and www.developerstore.com, respectively. Through the planning and creation of Intranet Web sites, the Company also serves businesses seeking to establish efficient, confidential internal corporate communication systems. Intranet clients of the Company include Microsoft and Marriott Corporation. Other clients for which the Company has developed Web sites include Fluke Corporation, Intel Corporation, Mann Packing Company, Optiva Corporation, Wall Data, Inc., Washington Mutual Savings Bank and Windermere Services Company. See "-- Clients and Services."

BUSINESS STRATEGY

     The Company specializes in producing complex, database driven and relationship marketing oriented Web sites. The Company believes that such state of the art Web sites -- as compared to traditional, one-way broadcast media (such as television) or many first-generation Web sites -- will become an essential means of conducting business for many commercial organizations. The Company's business strategy is to derive and maximize revenue from the planning and creation of such Web sites. In addition, the Company believes that, as commercial Internet and internal corporate markets for Intranet sites develop, ongoing maintenance and hosting of Web sites will become a more important aspect of the Company's business.

     The Company believes that there are thousands of Web site developers who have created hundreds of thousands of Web sites, but that only a small percentage of current commercial Web sites effectively utilize database integration technologies or interactive database marketing techniques. Relying upon its knowledge of marketing principles as well as its specific expertise in custom programming and the development of relational databases, the Company works with each of its commercial Web site clients, first, to establish specific database driven relationship marketing strategies, and then to create unique Web site features designed to entice visitors to provide information useful to the client regarding the visitor's identity, interests and position in the customer life cycle. Through such Web sites, the Company's clients may obtain information-rich databases for use in the clients' overall sales and marketing efforts. Similar techniques and strategies are also applied to the collection, distribution and analysis of information for Intranet sites developed by the Company.

     The Company's producers, programmers, media designers, graphic artists, writers and other personnel use third party software (primarily from Microsoft), third party hardware and internally developed and customized software to plan, create, maintain and host Web sites for the Company's clients. The Company works with Microsoft to demonstrate to third parties the manner in which Microsoft products can be used to establish a commercial presence on the Web. As a result of this relationship, Microsoft has provided the Company with marketing materials, assisted the Company with new business development and given recognition to the Company on the Microsoft Web site (www.microsoft.com). See "-- Relationship with Microsoft."

THE INTERNET AND THE WEB

     Overview. The Company believes that the Internet and the Web offer new and powerful mediums for commercial organizations to rapidly, economically and productively target and manage a wider and better defined customer base. Companies from many industries are publishing product and company information for their vendors and customers, providing customer support, allowing customers to buy products and permitting companies to collect customer feedback and demographic information online. User friendly software now permits businesses to offer multimedia content such as audio files and video clips, as well as text, spreadsheet and graphical data, over the Web. These enhanced means of communication are also being used by businesses internally for confidential corporate communications via Intranets.

     History of the Internet. The Internet began in 1969 as ARPANET, an experimental project funded by the U.S. Department of Defense and its Advanced Research Programs Agency. ARPANET was designed for the military to link diverse types of computer networks that would withstand the destruction of any part of the network and continue to function. In 1986, the National Science Foundation ("NSF") established a program to promote the scientific use of ARPANET in universities in the United States, and a year later awarded a contract to various private companies to create and manage NSFNET, which became the Internet's backbone. Although ARPANET officially ceased to exist in 1990, the academic and private sector consortium had gathered significant momentum to continue development.

     Public and governmental agencies that funded the development of the Internet established policies that prohibited commercial use, including advertising, on the Internet. Nevertheless, the academic community began to formulate independent connections to the Internet, which eventually evolved into today's commercial access providers. Commercial access providers established the Commercial Internet Exchange in 1991 to transmit traffic in a manner avoiding the publicly funded portion of the Internet and the ban on its commercial use. By 1995 in the United States, control of the Internet had largely passed from the public sector to the private sector.


[PICTURE OF AN INTERNET TIMELINE, ACCOMPANIED BY TEXT, "1969 Department of Defense commissions ARPANET; 1982 TCP/IP becomes standard; 1986 NSFNET, the beginning of the Internet backbone, is created; 1991 commercial use of the Internet begins to expand; 1992 The World Wide Web is introduced; 1995 US Internet traffic carried by commercial access providers; April 1997 Reports estimate that publicly accessible sites exceed 1 million."]



Source: Robert Zakon, Hobbes' Internet Timeline v 2.5, INTERNET SOCIETY (1996).

     How the Internet Works. The Internet is a global "network of networks" linking thousands of public and private computer networks that allows computers attached to the Internet to communicate utilizing an open communications protocol known as Transmission Control Protocol/Internet Protocol ("TCP/IP"). As a result, diverse computing resources can be connected to the Internet on the TCP/IP language, thereby enabling the free exchange of data without regard to the various languages used by any specific computer. The primary uses of the Internet include electronic mail, file transfer, news and chat services and, increasingly, commerce over the recently developed network of servers and information available on the portion of the Internet known as the Web. Businesses and individuals access the Internet and the Web in two primary ways: direct access to the Internet through an Internet Service Provider (commonly known as an "ISP"), such as AT&T, MCI, Sprint, NETCOM, PSI or UUNET; or access to the Internet through an online service, such as CompuServe, America Online or Prodigy, each of which provide Internet access gateways.

     The backbone of the Internet consists of international and nationwide networks of data communications circuits and telecommunications lines designed and operated specifically to carry TCP/IP-based traffic. High performance, high bandwidth data communications circuits are interconnected at high performance hubs, which are then connected to other regional hub locations. Computers at both ends are typically connected to the network by means of a traditional local access line provided by regional telephone companies. Thus, through ISPs or online services, Internet users connect to the global network of networks with the convenience and cost of a local telephone call.

                                      LOGO

     Sites on the Web portion of the Internet can capture and maintain the attention of a site visitor in a way that is not easily achievable with conventional media. Web sites can be designed to retain a visitor's attention by analyzing visitor responses, determining visitor interests and providing content dynamically tailored by the visitor's feedback. Web sites allow commercial organizations to offer their products and services to anyone with access to the Internet. Businesses can encourage repeated visitor interaction by continuously updating online information and can monitor the popularity of content and make timely changes in response to real-time feedback. For example, a company can estimate the volume of traffic on a Web site, gather information about the visitors to that site and monitor the visitor's level of interest in that company's products and services.

     The Web. The recent growth in Internet use by businesses and individuals is largely due to the emergence of a network of servers and information available on the Web. The Web is a client/server system of multimedia data files introduced in 1992, in which certain computers ("servers" or "home pages") store files and respond to requests issued by remote computers ("clients") to download files, thus allowing multiple, geographically dispersed users to view information stored on a single server.

     A Web site is a collection of one or more electronic documents, or "Web pages," which may contain textual, audio and video information, that are published in the common format known as HTML. A Web site can contain from one to thousands of Web pages. Users with Web browsers, or software specifically designed to search for and access information available on Web servers, can specify which Web sites they wish to view by entering a site's unique electronic Web address, known as its URL. Alternatively, users can navigate the Web by making use of the hypertext link capabilities of Web documents. Hypertext links are active areas on a Web page which, when selected by a user, automatically cause the browser to display a specified page which may be located anywhere else on the Web, thus enabling users to move from one Web site to another without having to know the underlying address, or URL, of each site.

     Growth of the Internet and the World Wide Web. Internet use has grown rapidly since the early 1990s, fueled by increasing use of personal computers and modems, the development of the Web, the introduction of easy-to-use Web browsers and the availability of informational, entertainment and commercial software applications. Technological advances relating to the Internet have occurred and continue to occur rapidly, resulting in a more robust, lower-cost infrastructure, improved security and increased value-added services and content. According to a recent industry report, the number of people using the Internet is, at a minimum, doubling every year.(5) Industry sources expect this rate of growth to continue until at least the year 2000, at which time the number of Internet users is expected to exceed 700 million, increasing from approximately 57 million users in 1997.(6)

     According to another industry source, Internet user growth is occurring at a rapid pace in both households and businesses. That industry source estimates that by the year 2000, the number of U.S. households with ready access to the Internet will increase to 33 million, from 10 million in 1996, and the percentage of U.S. businesses connected to the Internet will rise to 33% from 4% in November 1996.(7) Noting that the numbers represent U.S. estimates only, that industry source concludes that worldwide growth presents significant opportunities for the transaction of business over the Internet.(8) In anticipation of such growth, commercial Internet sites are being created at an explosive pace. According to other industry sources, the number of commercial Internet sites, defined as domain names ending in ".com," has increased from 4,912 in August 1995 to 171,738 in June 1996 and 609,275 in April 1997.(9) See
"-- Internet Commerce and the Marketing Communications Industry."

---------------

 (5)Quarterman, supra note 1; Demographic Survey, supra note 1.

 (6)Quarterman, supra note 1.

 (7)News Release, Business-to-Business E-Commerce Explodes in 2000, FORRESTER RESEARCH, INC. (November 29, 1996) (hereinafter E-Commerce).

 (8)E-Commerce, supra note 7.

 (9)Netcraft Surveys, supra note 4.

INTERNET COMMERCE AND THE MARKETING COMMUNICATIONS INDUSTRY

     Internet Commerce Generally. The Internet provides companies, individuals and others with new means to conduct business and other activities rapidly, economically and productively. According to an industry source, in 1996, Internet commerce, defined as business-to-business and business-to-consumer transactions, product marketing, advertising, entertainment, electronic publishing, electronic services and customer support, accounted for $9.6 billion in revenues.(10) This industry source projects that Internet commerce will generate approximately $196 billion in revenues by the year 2000.(11) Another industry source estimates that $66 billion of the aggregate $196 billion is expected to result from business-to-business Internet commerce and the remaining $140 billion is expected to be allocated among business and professional information services ($37 billion), financial services ($22 billion), consumer retail ($7 billion) and technical services relating to Internet infrastructure and access ($74 billion).(12) The Company believes that the planning, creation, maintenance and hosting of Web sites comprise services that are fundamental to all of these areas of Internet commerce. As a result, the Company believes that it is strategically positioned to profit from growth in all areas of Internet commerce.

     Interactive Marketing Communications. The Company believes that the Internet enables businesses to reach and establish personalized two-way communication with well-defined target audiences without paying the significant costs required to buy traditional media (e.g. paper, print space, broadcast media time and mail). The Internet thereby enables such businesses to target and track customers with specific brand messages, to capture customer and corporate constituent preferences, opinions, needs and desires, to have instant access to consumer feedback and to continuously sharpen marketing plans to address the current marketplace.

     Early adopters of Web sites considered such sites to be a relatively inexpensive way to signal a technologically sophisticated image without requiring the expenditure of a significant portion of their overall marketing communications budget. The Company believes, however, that as businesses become more familiar with interactive marketing techniques and opportunities, the amounts spent to utilize the new media will increase rapidly. Industry sources have estimated that online spending for advertising alone will grow from $312 million in 1996 to $5 billion by 2000.(13) Approximately $161 billion was spent on advertising in the United States in 1995, according to a leading advertising agency.(14) The Company believes that over the next few years the rate of growth of expenditures on new media will greatly exceed that of expenditures for traditional media as more households and businesses connect to the Web and marketers come to understand the potential benefits of communicating through that media.

     The Intranet Market. Once a corporation provides its employees with Web access from their desktops, it may then have an internal corporate Web site installed to distribute information internally within the corporation and to host corporate applications. The Company believes that, in addition to the development of publicly accessible Internet sites, the planning, creation, maintenance and hosting of Intranets will provide significant business opportunities for Web site developers.(15) Although the exact number of corporate Intranets presently in existence is unknown, an industry source estimates that the private Intranet market is far larger than its public counterpart. According to this industry source, the number of publicly accessible Internet sites, estimated at over 1 million, may be only a quarter of the number of Intranets installed.(16) This market is

---------------

 (10)Stan Gibson, Attention Shoppers: E-Commerce Is Here!, PC WEEK (November 25,
     1996).

 (11)Gibson, supra note 10.

 (12)E-Commerce, supra note 7.

 (13)Glenn Hasek, Web's Ad Revenues Rise, CYBERMANAGEMENT (October 7, 1996).

 (14)McCann-Erickson, Insider's Report (December 4, 1995).

 (15)Ellis Booker, Change in Market Share; Microsoft Server Tops Netscape's, WEB WEEK (April 7, 1997).

 (16)Booker, supra note 15.

     expected to experience rapid growth and development over the next three years.(17) As of March 1996, corporate Intranets allowed employees to use the Web only for internal document sharing.(18) New applications, however, have been developing monthly.(19) By 2000, a "Full Service Intranet" is anticipated, which is expected to provide five core applications consisting of directory services, electronic mail, file management, print services and network management.(20)

     Through Intranets, corporations may utilize the Web to extend their internal information systems and applications to geographically dispersed facilities, remote offices and mobile employees. An Intranet can yield significant operational efficiencies and cost reductions by (1) lowering or eliminating the costs of long distance telephone charges and leased telephone lines that connect decentralized offices and staff, (2) permitting the delivery and receipt of information more quickly, and (3) reducing paper, printing and postage or delivery costs. Because security concerns have been, and continue to be, addressed by improving technology, companies are now beginning to utilize Intranets for confidential communications within the enterprise. Intranets are also now being used by organizations for confidential communications to customers and vendors (when used in this manner, Intranets may be referred to as "Extranets"). An industry source predicts that, as corporations begin to take advantage of the expanding benefits of Intranets, the total Intranet market will grow from $12 billion in 1997 to $28 billion by 1999.(21)

     Production and Hosting of Web Sites. As the number of Internet users increases, the need by businesses to obtain effective and engaging Web sites is expected to create significant opportunities for Web site developers. It has been estimated that by 2000 fees paid to third party developers for building Web sites will exceed $10 billion, compared to $1.2 billion paid to third party developers of Web sites in 1996.(22) Of this $10 billion, it is estimated that approximately $8.9 billion will be used for building promotional and commercial Web sites, principally sites that advertise a company's products or services or provide interactive shopping, banking or customer services.(23) The $10 billion estimate, however, does not include estimated expenditures relating to Intranet development.

     An industry source has noted that most companies lack the internal resources necessary to develop their own Web sites or effectively capture commercial opportunities made available through utilization of the Web.(24) As a result, businesses are relying upon Web site developers to define and implement unique Web strategies and to keep businesses current with Internet technology.(25) According to an industry source, businesses spend in the range of $10,000 to $100,000 for Web site development. (26)

     The construction of Web sites represents only part of the Web site development industry. Businesses are also utilizing Web site development firms to host their Web sites. An industry source reports that two-thirds of Fortune 1,000 companies currently use outside entities to host their Web sites, a service which is estimated to

---------------

 (17)Forrester Report, FORRESTER RESEARCH, INC. (March 1, 1996).

 (18)Forrester Report, supra note 17.

 (19)Paul Korzeniowski, Intranet Bets Pay Off Corporations are Leaping Headfirst into Intranet Waters, Eschewing Traditional Return on Investment Research, INFOWORLD ELECTRIC (January 13, 1997).

 (20)Forrester Report supra note 17.

 (21)Next-Generation Nets, INTERNETWORK (January 1997).

 (22)Web Outsourcing, supra note 3.

 (23)Web Outsourcing, supra note 3.

 (24)News Release, Most Businesses Outsourcing Web Site Hosting, FORRESTER RESEARCH, INC. (January 15, 1997) (hereinafter Site Hosting).

 (25)Web Outsourcing, supra note 3.

 (26)Site Building, CYBER ATLAS, from ActivMedia, Inc. (February 1, 1996).

cost 20% less than a comparable, internally hosted site.(27) The Company believes that businesses may continue to outsource hosting to acquire the technical expertise, increased reliability and reported savings associated with outside hosting.

CLIENTS AND SERVICES

     The Web permits real time, one-to-one communication with consumers, allowing consumers to respond to questions and messages on a Web site. The Company believes that the Web provides commercial enterprises with unique opportunities to gather valuable demographic data, including information regarding users' identities and preferences. Accordingly, the Company has created a Web site development process involving marketing and communications strategies and Web site design elements. For example, in creating Web sites that compile user-provided information, the Company works with its clients, first, to establish specific database driven marketing strategies, and then, to create unique Web site features designed to entice visitors to provide information useful to the client regarding the visitor's identity, interests and position in the customer life cycle. Through such Web sites, the Company's clients may obtain information-rich databases for use in the clients' overall sales and marketing efforts. The Company also services certain clients by maintaining and hosting such clients' Web sites.

     Company Clients. Since it began operations in 1994, the Company has designed and created more than 50 Web sites. The Company's clients to date include Twentieth Century Fox Home Entertainment, Inc., Safeway Inc., Microsoft, Optiva Corporation, Fluke Corporation, Intel Corporation, Washington Mutual Savings Bank, Wall Data, Inc., The DeWolfe Company, Windermere Services Company and Mann Packing Company. The Company has designed and created Intranet sites for Cairnstone Incorporated, Microsoft and Windermere Services Company. The Company has also entered into a contract to design, create and produce Intranet sites for the Marriott Corporation.

     Web Site Production and Support. The Company has expertise in custom programming, relational databases and computer graphics. The Company attempts to provide each of its clients with the appropriate product or service for its particular need. As detailed on the chart and in the text below, the Company's services with respect to a particular client's interactive Web site may fall within any combination of up to four major areas: Web site planning; Web site creation; Web site maintenance; and Web site hosting.

---------------

 (27)Site Hosting, supra note 24.

LOGO

LOGO

     WEB SITE PLANNING. The Company's process of developing a Web site begins with planning. Web site planning generally consists of marketing and business process consultation and the delivery of a Web site blueprint.

     - Internet Marketing Consultation. The Company believes that one of its strengths is its knowledge and utilization of marketing principles. Every Internet Web site created by the Company is designed with the idea that the end product should be an integrated part of the client's overall marketing plan. The Company believes that its use of marketing principles, in the context of developing Web sites and designing the manner in which such Web sites are capable of interacting with users, differentiates the Company from its competitors.

     - Intranet Business Process Consultation. Many of the marketing principles used in designing an Internet Web site are also applied by the Company in designing Intranet Web sites for its clients. Utilizing marketing principles, the Company and client identify the target audience and match applicable information with the appropriate recipient. In addition, the Company consults with its clients as to utilization of the Web for extensions of the client's internal information systems and enterprise applications to geographically dispersed facilities, remote offices and mobile employees. The Company seeks to design Web sites in a manner which will enable its clients to achieve operational efficiencies and cost reductions.

     - Web Site Blueprint. The technical plan, or blueprint, prepared by the Company for each client describes in detail the Web site objectives, design strategy and tactics, reporting requirements, technical specifications, review and testing processes, program management and communication protocols, site promotion, future site enhancements and project timeline. In particular, the Company focuses on its marketing resources to design Web sites that will provide measurements of actual performance relative to each client's desired measurable results. The Company compiles these blueprints and attempts, by leveraging the information and experiences gained from each project completed by the Company, to further enhance the development processes it routinely utilizes for formulation of client proposals and projects.

     WEB SITE CREATION. The Company's process of creating interactive Web sites combines up to five elements: graphic design; multimedia production; custom programming; database development; and systems integration. The Company believes that the Web sites it creates are unique and among only a small percentage of Web sites that effectively utilize database integration technologies or interactive database marketing techniques.

     - Graphic Design. The Internet and the Web allow the Company to produce for its clients a Web site that communicates with the site visitor using both text and graphic design. The Company employs personnel skilled in presenting text which is consistent with the client's overall marketing strategy and in providing sophisticated art direction that is visually stimulating and capable of capturing the target audience's attention.

     - Multimedia Production. The Company develops Web sites utilizing still photographs, full motion video, dynamically generated charts and graphs, animation and sound. Any or all of these features may be used to appeal to a client's target audience on a Web site. Although these features are used routinely for marketing to parties external to the client, such features may also be used as part of a client's internal communications strategy.

     - Custom Programming. Developing Web sites which permit real time one-on-one interaction with site visitors requires specialized computer programming beyond HTML. The Company therefore has employed technical personnel with specific expertise in custom programming. In addition to HTML, Company personnel have expertise and develop custom programming using applications such as Microsoft(R) Visual Basic(R), Microsoft Visual Basic(R) Scripting Edition, Microsoft(R) Jscript(R) Scripting Edition, Microsoft(R) Visual J++(TM), Microsoft(R) Visual C++(R), and Microsoft(R) Visual SourceSafe(TM).

     - Database Development. The Company employs technical personnel with specific expertise in the development of complex relational databases. These databases are developed using Microsoft(R) SQL Server(TM) and operate in conjunction with server products including Microsoft(R) Internet Information

      Server Integrated with Microsoft Windows NT(R), Microsoft Exchange Server, Microsoft Merchant Server and StormCloud Development Corporation's WebDBC.

     - Systems Integration. A key component of a Web site is its ability to be integrated into a client's computer systems as currently existing and as such systems change in the future. The Company has employed technical personnel with expertise in analyzing and documenting clients' existing systems and in designing Web sites with sufficient flexibility to facilitate future modifications.

     WEB SITE MAINTENANCE. Maintaining and updating a Web site serves to protect a client's investment in its Web site. Such maintenance may include supporting, augmenting and enhancing the information collection and analysis efforts provided for in the Web site's blueprint. In some cases, certain maintenance activities may be performed directly by the client due to features designed and implemented by the Company when creating the Web site. The Company, pursuant to written agreements in addition to the original Web site creation agreement, will frequently provide ongoing marketing and business process consultation, Web site content updates, refreshment of graphic and multimedia content, and database management.

     - Content Updates. Web sites often require event driven or regularly scheduled modifications of site content. Examples of such updating includes posting of new properties on a real estate company's Web site (e.g., Windermere Services Corporation), replacement of outdated coupons with coupons promoting different merchandise (e.g., Safeway Inc.) or changes in employment listings on a company's Intranet human resources Web site (e.g., Microsoft).

     - Graphic and Multimedia Refreshes. Both content updates and graphic refreshment are driven by the interactive nature of the Web site. As an interactive media, the Web site provides a virtually instantaneous gauge of the site's communications effectiveness. This feedback allows the client to continuously modify the form and content of a Web site message to improve its effectiveness.

     - Database Management. Databases experiencing large volumes of original input normally require periodic maintenance to ensure the integrity and usefulness of the data. The Company performs such functions for certain of its clients.

     WEB SITE HOSTING. The Company also serves certain of its clients by hosting the Web sites it has planned, created or maintained. In addition, the Company provides hosting services for Web sites other than those it has planned, created or maintained. The primary elements of Web site hosting are reporting and Internet connectivity.

     - Reporting. The Company serves certain of its clients by periodically analyzing client's Web site traffic and reporting the results.

     - Internet Connectivity. Every Web site must be made accessible to the Internet in order to be viable. The Company serves as a host for certain of its clients' Web sites. The Company provides the computers and/or the connection to the Internet necessary to allow the client's Web site to be accessed by users of the Internet.

COMPANY RESPONSE TO ONE CLIENT'S NEEDS

     One example of the services performed by the Company is the initial project undertaken for Twentieth Century Fox Home Entertainment, Inc. For this client, the Company planned, created and maintains a brand-intensive, highly interactive Web site supporting the release of the home video version of the film Independence Day as it is distributed into retail outlets outside of the United States. A diagram illustrating the features of this Web site appears on the inside front cover of this Prospectus. The Company believes that the Web site created for Twentieth Century Fox Home Entertainment, Inc. is representative of the Company's ability to create sophisticated Web sites for its clients.

     The objectives of Twentieth Century Fox Home Entertainment, Inc.'s Independence Day Web site include generating public awareness of the video's availability, stimulating store traffic, reinforcing the positioning and branding of the movie, cross-promoting other movies, driving consumer traffic to related promotional events and encouraging both word-of-mouth site referrals and repeat site visits. Twentieth Century Fox Home Entertainment, Inc. desired a highly interactive database to run the Web site as well as to provide timely feedback on the results of the various programs and events promoted on the site. The complex database implemented by the Company for this site enables analysis of the consumer profile information collected on the site, site image statistics and consumer segmentation data.

     The Company made extensive use of several programming applications to create the custom features used to capture the attention of the site's target audience. The Independence Day Web site contains three games for site visitors to play. As of the date of this Prospectus, each game is paired with a promotion or sweepstakes. The site was configured to allow online postcards to be sent from a site visitor to anyone in the world with an electronic mail address. The postcard recipient may then go to the site's "post office" and retrieve the message which was sent. The site is available in multiple languages for various international audiences.

     The Independence Day Web site was designed to be an ongoing resource for the client. The site's database is capable of handling the information related to additional videos as they are released and promoted via the Web. The Company anticipates being engaged to create additional sites for the client to take advantage of this resource.

RELATIONSHIP WITH MICROSOFT

     Since its formation in 1994, the Company has developed technical expertise in planning, creating, maintaining and hosting Web sites for clients. To date, the Company has developed such Web sites principally through the application of Microsoft products and has developed intensive specialized training for its production personnel in the use of Microsoft products. The Company is a beta tester, and is sometimes an alpha tester, of new software products developed by Microsoft and other software developers. As a result, Company personnel have historically been regularly informed of the latest developments in interactive technology.

     Working with Microsoft as a Paid Vendor. The Company serves Microsoft as a paid vendor, developing various components of both Internet and Intranet Web sites for Microsoft. During fiscal 1996 and fiscal 1997, the Company created over 30 Web sites for various Microsoft units including its Enterprise Customer Unit, Organization Customer Unit, Human Resources Department, Product Groups (including Exchange, Project, Publisher/Works, and Word) and The Microsoft Network. Total services rendered by the Company to Microsoft accounted for 34% and 19% of the Company's gross revenue for fiscal 1996 and fiscal 1997, respectively.

     Microsoft Sponsored Marketing Programs. The Company is an active participant in two Microsoft sponsored marketing programs: the Microsoft Solution Provider Partner program and the Microsoft Site Builder Network program:

     - Microsoft Solution Provider Partner Program. Microsoft Solution Provider Partners are individual companies that provide consulting, integration, customization, development, training, technical support or other services utilizing Microsoft products. Through the Microsoft Solution Provider Partner program, Microsoft works with companies to provide information, tools and business development assistance to successfully implement business solutions and provide services using the Microsoft Solutions platform and technologies. The Microsoft Solution Provider Partner program clearly identifies companies as having a special relationship with Microsoft.

     - Microsoft Site Builder Network Program. Participants in this program receive national marketing materials, including a four color printed brochure that promotes the participants and their services, a featured client case study on the Microsoft Web site, and a listing on the Microsoft Web site within a directory of site builders. In addition, Microsoft technical support and training opportunities, including free training at a Microsoft authorized Technical Education Center and special participant only technical briefings, the latest development information and tools and sales leads of businesses requesting assistance implementing Microsoft technology are provided to participants in the Microsoft Site Builder Network Program.

The Company is a Level Three Microsoft Site Builder (the highest attainable service level) and was the first entity to achieve this designation. The Company believes it was the first site builder featured in a direct mail campaign conducted by Microsoft. The Company has developed several significant client relationships from this association.

     Joint Marketing Presentations. In conjunction with both the Microsoft Solution Provider Partner and the Microsoft Site Builder Network programs, representatives of the Company have been invited to take part in several joint marketing opportunities with Microsoft. These include:

     - the Microsoft/Ernst & Young LLP "Small Business Summit 1996" held in San Francisco, California in October 1996;

     - the Microsoft/Onyx Software/fine.com Corporation seminar, "How to Successfully Market Products and Services on the Web," at the Microsoft Bellevue, Washington campus in January 1997;

     - the Microsoft/fine.com Corporation/Polaris Group seminar, "Microsoft Intranet Solutions," at the Microsoft Bellevue, Washington campus in February 1997;

     - as co-developer and presenter of a Microsoft/Hewlett Packard/fine.com Corporation "Consumer Solutions Briefing" made available on CD ROM in March 1997;

     - the fine.com Corporation/Microsoft seminar, "Retailing on the Internet," held at the Microsoft Boston, Massachusetts offices in April 1997; and

     - the Microsoft/fine.com Corporation/XcellNet/Successful
       Franchising/Hewlett Packard seminar, "Franchise of the Future," held at the Microsoft Redmond, Washington campus in April 1997.

COMPETITION

     The Internet-related interactive marketing industry is highly competitive. The Company expects competition for its services to intensify in the future. Due to the rapidly evolving nature of the Internet, competition also is characterized by pressures to adopt and utilize new capabilities and technologies to respond rapidly to evolving client requirements.

     The Company faces competition from a number of competitors, some or all of which may provide Web site planning, creation, maintenance or hosting services. Direct competitors include: (1) prospective clients that perform Web site development services in-house; (2) Web site service firms, such as K2 Design, Free Range Media, Razorfish Inc., Eagle River Interactive, Red Sky Interactive, Inc. and USWeb; (3) Internet-oriented advertising agencies such as The Leap Group, CKS Group and The Martin Agency; (4) communications, telephone and telecommunications companies such as UUNET Technologies and US West; and (5) established online service companies, advertising agencies, direct Internet access providers as well as specialized and integrated marketing communication firms, all of which are entering the Web site planning, creation, maintenance or hosting markets in varying degrees and are competing with the Company, and many of which have announced plans to offer expanded Web site planning, creation, maintenance and/or hosting services. Many of the Company's competitors or potential competitors have longer operating histories, longer customer relationships and significantly greater financial, management, technological, development, sales, marketing and other resources than the Company. The Company also competes on the basis of creative and technical talent, price, customer service and responsiveness. There can be no assurance that the Company will be able to compete effectively and its inability to do so would have a material adverse impact on the Company.

PROPERTIES

     The Company's offices currently occupy approximately 8,000 square feet of an office building at 1118 Post Avenue, Seattle, Washington 98101 at an annual rent of approximately $80,000. Such payments include the Company's allocable share of certain real property taxes and building operating expenses. The remaining lease term expires in April 2001. The Company anticipates that it will need to lease additional space during either 1997 or 1998 as the Company adds personnel and expands its infrastructure.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

EMPLOYEES

     As of April 30, 1997, the Company had 24 full time employees. The Company has no labor contracts or collective bargaining agreements. The Company considers its relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information concerning directors, executive officers and certain key employees of the Company. Each director holds office until the first annual meeting of shareholders is held after his election or until his successor is elected or appointed and qualified.

              NAME             AGE*                          POSITION
    -------------------------  ----     --------------------------------------------------
    Daniel M. Fine              38      Chairman of the Board, President and Chief
                                          Executive Officer
    James P. Chamberlin         36      Chief Financial Officer and Director
    Daniel G. Stull             35      Chief Operating Officer
    Bill Flowers                34      Chief Technology Manager
    Diana Bury                  34      Manager of Internet Services
    Robert L. Barker, Jr.       28      Manager of Intranet Services
    Herbert L. Fine             66      Director
    Frank Hadam                 69      Director
    Norman W. Lauchner          76      Director
    Anthony C. Naughtin         41      Director

---------------

* As of May 9, 1997

     Daniel M. Fine founded the Company in 1994 and since its inception has served as its Chief Executive Officer and Chairman of the Board. From September 1991 through January 1994, Mr. Fine was a partner in Kobasic Fine Hadley, an advertising agency, where he also served as vice president of marketing. Kobasic Fine Hadley was created in 1990, after the merger of Kobasic Hadley, an advertising agency, with Fine Advertising, an agency founded by Mr. Fine in 1987. From 1984 to 1986, Mr. Fine was an associate marketing/media manager with the New York advertising agency of Levine, Huntley, Schmidt & Beaver. Mr. Fine holds a B.A. from Washington State University. Mr. Fine is the son of Herbert Fine, a Director, and Mr. Fine is related by marriage to Mr. Hadam, a Director.

     James P. Chamberlin joined the Company in July 1995 as Chief Financial Officer. Mr. Chamberlin has served as a Director of the Company since July 1996. From March 1989 to July 1995, Mr. Chamberlin served as controller of Pinnacle Productions International, Inc., a video special effects and post production company. From September 1985 to March 1989, Mr. Chamberlin was on the audit staff of Ernst & Young LLP in its Seattle, Washington office. Mr. Chamberlin holds a B.A. from the University of Washington.

     Daniel G. Stull joined the Company in March 1996 and has served as Chief Operating Officer since January 1997. From October 1992 to March 1996, Mr. Stull served LaserDirect, Inc., a database and direct marketing company, as chief financial officer (from October 1992 to December 1993), vice president of account services (from December 1993 to February 1995) and vice president/account director (from March 1995 to March 1996). From June 1989 to August 1992, Mr. Stull served as vice president and general manager of ADS Distributing, Inc., a distributor of specialty construction materials selling through a network of independent dealer/distributors in the United States and Canada. From 1987 to 1989, Mr. Stull was on the audit staff of Ernst & Young LLP in its Seattle, Washington office. Mr. Stull holds a B.A. and M.B.A. from the University of Washington. Mr. Stull serves as a director of LaserDirect, Inc., a privately held company.

     Bill Flowers joined the Company in July 1996 and has served as Chief Technology Manager since December 1996. From July 1992 to June 1996, Mr. Flowers served as director of academic computing and user services at Seattle University. From September 1991 to June 1992, Mr. Flowers was a technical computer consultant at Seattle University. Mr. Flowers holds a B.A. from Washington State University.

     Diana Bury joined the Company in September 1996 as Manager of Internet Services. From January 1996 to August 1996, Ms. Bury operated her own multimedia consulting business. From April 1994 to Janu-ary 1996, Ms. Bury served as executive producer for Sanctuary Woods Multimedia, an entertainment and educational multi-media CD-ROM production company. From March 1993 to April 1994, Ms. Bury served AT&T's Microelectronics Division as an Individual Software Vendor Marketing Manager. From June 1990 to December 1992, Ms. Bury served as product marketing manager for Pensoft Corporation, a software development corporation for pen-based computers.

     Robert L. Barker, Jr. joined the Company in January 1997 as Manager of Intranet Services. From July 1995 to January 1997, Mr. Barker served SolutionsIQ, a firm specializing in developing technical computer solutions, where he worked principally on Web-based database applications. From November 1994 to July 1995, Mr. Barker was a product development manager for Intermation, Inc., a records and document management software development corporation, where he managed the development of a client/server document management system product. From June 1993 to October 1994, Mr. Barker was a development lead for Microsoft. From 1991 to June 1993, Mr. Barker was a development and design lead for Analytical Technologies, Inc., an environmental analysis laboratory. Mr. Barker holds a B.S. in Biochemistry/Molecular Biology from the University of Maryland.

     Herbert L. Fine has been a Director of the Company since October 1994. Since January 1996, Mr. Fine has been a partner of FINE/EDGE, a marketing consulting firm which has been retained to provide services to Toyota Motor Sales, USA., Inc. From March 1991 to December 1995, Mr. Fine served as senior vice president, chief operating officer and a director of Kogei America, Inc., a sales promotion company. From 1974 to 1991, Mr. Fine served Dancer-Fitzgerald-Sample Advertising as vice president and director of promotion services. Mr. Fine holds a B.A. in Communication Arts from Michigan State University. Mr. Herbert Fine is the father of Daniel M. Fine.

     Frank Hadam has been a Director of the Company since October 1994. Mr. Hadam retired in 1991. From 1986 to 1991, Mr. Hadam served as a communications consultant to Bell Communications Research ("Bellcore"). Prior to that time, Mr. Hadam served in various capacities at Michigan Bell, AT&T, Bell Labs, and Bellcore where he worked on the design and implementation of international private data networks. These analog and digital networks served both large business customers and the U.S. government. His experience includes development and manufacture of electronic switching systems, electronic tanden networks, private virtual networks, software defined networks, T-1 transmission systems, microwave transmission and fiber optics. Mr. Hadam holds a B.S. from Lyle University. Mr. Hadam's daughter is married to Daniel M. Fine.

     Norman W. Lauchner has been a Director of the Company since December 1996. Since November 1994, Mr. Lauchner has served as Managing Director/Pacific region of The Advertising Council, Inc., a non-profit corporation which is the nation's largest provider of public service advertising. Mr. Lauchner retired in 1985. From 1975 until 1985, Mr. Lauchner served as President of Dancer-Fitzgerald-Sample's Southern California Division. From 1973 to 1975, Mr. Lauchner served as Executive Vice President of Dancer-Fitzgerald-Sample, Inc., in New York, and from 1973 to 1983 he was a Director of DFS Holdings, Inc., the agency's parent.

     Anthony C. Naughtin has been a Director of the Company since December 1996. Mr. Naughtin founded InterNAP Network Services LLC, a high performance Internet/Intranet and data center outsourcing company, for which he has served as president and chief executive officer since May 1996. From May 1995 to May 1996, Mr. Naughtin served as vice president of Commercial Network Services and a director of ConnectSoft, Inc., a retail software and network services company. From 1992 to May 1995, Mr. Naughtin served as director of sales for NorthwestNet, Inc., a NSFNET/Internet company. Mr. Naughtin holds a B.A. from the University of Iowa and a J.D. from Creighton School of Law.

AUDIT COMMITTEE

     In April 1997, the Board of Directors established an Audit Committee. The Audit Committee's functions include reviewing the Company's internal controls and recommending to the Board of Directors the engagement of the Company's independent accountants, reviewing with such accountants plans for and the results of their examination of the Company's financial statements and determining the independence of such accountants. The members of the Audit Committee are Messrs. Hadam and Naughtin.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     Summary Compensation Table. The following table sets forth certain compensation paid to the Chief Executive Officer for fiscal 1997 (the "Named Executive Officer"). During fiscal 1997, none of the Company's other executive officers received compensation, including bonuses, in excess of $100,000.

                                                                            ANNUAL
                         NAME AND PRINCIPAL POSITION                    COMPENSATION(1)
        --------------------------------------------------------------  ---------------
        Daniel M. Fine
          (President and Chief Executive Officer).....................      $58,113

---------------

(1) The amount listed consists entirely of salary. No bonus was paid to Mr. Fine during fiscal 1997. The Company provides Mr. Fine certain personal benefits including payments for a car allowance. Since the value of such benefits did not exceed 10% of Mr. Fine's annual salary, the amount is omitted.

     Employment Contracts. Daniel M. Fine and James P. Chamberlin have entered into employment agreements with the Company, each of which will become effective on the first day of the month following the closing of the Offering. Each agreement is for a term of three years, and is subject to automatic renewal for successive one year terms unless either the employee or the Company gives 90 days notice of an intention to not renew such agreement. In addition, Messrs. Fine and Chamberlin are each parties to the Company's standard assignment of inventions and nondisclosure agreement which provides that each will endeavor to protect all intellectual property rights of the Company and will not disclose confidential Company information to outside parties during the term of their respective employment agreements and for a period of 18 months thereafter.

     Mr. Fine's employment agreement provides for an annual base salary of $95,000, subject to annual review by the Board of Directors. A discretionary bonus may be determined by the Board of Directors. Additionally, pursuant to a non-competition covenant, Mr. Fine has agreed not to compete with the Company for two years following the termination of his employment.

     Mr. Chamberlin's three-year employment agreement provides for an annual base salary of $90,000, subject to annual review by the Board of Directors. A discretionary bonus may be determined by the Board of Directors. Additionally, pursuant to a non-competition covenant, Mr. Chamberlin has agreed not to compete with the Company for two years following the termination of his employment.

     1997 Option Plan. In April 1997, the Company adopted the 1997 Option Plan and reserved 200,000 shares of Common Stock for issuance thereunder. The purpose of the 1997 Option Plan is to promote the success of the Company's business by attracting the best available personnel for positions of substantial responsibility, and to provide additional incentives to officers, directors, employees, consultants and advisors of the Company. The 1997 Option Plan provides for the grant of both incentive stock options (stock options that are intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) and nonqualified stock options. The 1997 Option Plan is not qualified under Section 401(a) of the Code and is not subject to the Employee Retirement Income Security Act of 1974.

     The 1997 Option Plan is administered by the Board of Directors which has full power and authority to administer and interpret the 1997 Option Plan and to adopt such rules and agreements for the administration of the 1997 Option Plan as the Board of Directors deems necessary or advisable.

     The Board of Directors selects the participants to receive stock options and determines the number of shares, the type of option and the exercise price as well as the time or times at which options may be exercised and other terms and conditions. For incentive stock options, the exercise price may not be less than the fair market value of the Common Stock on the date of grant. For nonqualified stock options, the exercise price may be less than the fair market value of the Common Stock on the date of grant. In no case, however, may options (whether incentive stock options or nonqualified stock options) be granted under the 1997 Option Plan at an exercise price which is less than the initial public offering price of the shares of Common Stock offered hereby. In the event of stock dividends, stock splits or similar changes in the Company's capital structure, the

1997 Option Plan provides for appropriate adjustments in the number of shares available for options and the number of shares subject to and exercise prices of outstanding options.

     The term of each option granted under the 1997 Option Plan may be no more than ten years from the date of grant. Vested options granted to employees expire 90 days following termination of employment (12 months, if termination of employment is due to death or disability, but in no event later than the date of expiration of the option). The Board of Directors has the authority to extend the expiration dates of any outstanding option in circumstances it deems appropriate, provided that it may not extend an option beyond the original term of such option.

     The exercise price of options is generally payable in cash. Additionally, upon exercise of nonqualified stock options, the option holder must also pay to the Company the amount of federal, state, and local taxes required to be withheld by the Company. Under certain limited circumstances, shares of Common Stock may be used for payment of the exercise price or satisfaction of withholding obligations.

     Notwithstanding any option vesting requirements, in the event of a merger, reorganization, sale of substantially all of the assets of the Company, change of control of the Company, liquidation, dissolution or other corporate transaction wherein the Company is not the surviving corporation, an option holder typically has the right to immediately exercise all of his or her options, whether vested or unvested.

     The options are assignable only (i) by will or by the laws of descent and distribution; (ii) by a qualified domestic relations order; or (iii) in the case of a nonqualified stock option, by gift to immediate family members of the optionee, to partnerships of which the only partners are members of the optionee's immediate family and trusts established solely for the benefit of such immediate family members.

     The 1997 Option Plan may be modified, amended or terminated by the Board of Directors except with respect to options granted prior to such action. Notwithstanding the foregoing, shareholder approval is required for any amendment which increases the number of shares subject to the 1997 Option Plan (other than in connection with the anti-dilution provisions described above or the assumption or substitution of options in connection with certain mergers and other similar events). The Board of Directors may delegate its power and authority with respect to the 1997 Option Plan to a committee thereof.

     1996 Option Plan. The Company has adopted the 1996 Option Plan, the purpose of which is to attract, retain and motivate selected employees, officers and consultants of the Company. A total of 107,157 shares of Common Stock have been reserved for issuance and are subject to outstanding options under the 1996 Option Plan. The exercise price of all outstanding options under the 1996 Option Plan at April 30, 1997 is $2.05 per share. No additional shares can be reserved under the 1996 Option Plan.

     Options granted under the 1996 Option Plan vest over a five-year period, according to a schedule which provides that 5% of such options vest one year after the date of grant, 15% vest after two years, 30% vest after three years, 50% vest after four years, and the option becomes 100% vested after five years. No options under the 1996 Option Plan were granted prior to 1996. Vested options granted under the 1996 Option Plan are generally exercisable for a period of 10 years from the date of grant, except that vested options terminate 60 days after termination of employment (12 months, if termination of employment is due to death or disability). Upon exercise, the exercise price may be paid in cash or, at the discretion of the Option Plan Administrator (currently the Board of Directors), in shares of Common Stock or by withholding from the optionee that number of shares of Common Stock which on the date of exercise have a fair market value equal to the exercise price of the option. All of the options granted under the 1996 Option Plan qualify as incentive stock options.

                              CERTAIN TRANSACTIONS

     In October 1994, in connection with the initial capitalization of the Company, the Company issued, after giving effect to subsequent recapitalization events, 633,323 shares of Common Stock to Daniel M. Fine, President, Chief Executive Officer and Chairman of the Board, and 211,109 shares of Common Stock to each of Frank Hadam, Director and Herbert L. Fine, Director, resulting in net proceeds to the Company in the amount of $75,000.

     On January 31, 1997, the Company completed a private placement of 59,524 shares of Series A Preferred Stock, resulting in net proceeds to the Company in the amount of $239,918. The terms of the Series A Preferred Stock provide that the issued and outstanding shares of Series A Preferred Stock will automatically convert on the effective date of the Registration Statement of which this Prospectus forms a part into shares of Common Stock, at a one-to-one conversion ratio. Upon the closing of the Offering, all authority of the Company to issue preferred stock shall terminate. See "Description of Capital Stock -- Preferred Stock." None of the holders of Series A Preferred Stock were previously shareholders of the Company. Digit, Inc., a wholly owned subsidiary of Mitsui Corporation, purchased 23,810 shares of Series A Preferred Stock. No other investor purchased more than 10% of the total number of such shares issued. Craig T. Kobayashi, a principal of Cairncross & Hempelmann, P.S., counsel to the Company, purchased 5,952 shares of Series A Preferred Stock on terms identical to those of the other investors.

     In February 1997, principals of Cairncross & Hempelmann, P.S., counsel to the Company, entered into an option agreement with Messrs. Daniel M. Fine, Frank Hadam and Herbert L. Fine providing for the purchase from such shareholders of up to 79,167 shares of Common Stock at any time between January 1, 1999 and January 1, 2007 at a nominal price.

     InterNAP, Inc., a company founded and served by Anthony C. Naughtin, Director, has provided the Company with Internet network and Web server hosting services in the past. The Company believes that such services were provided on terms no less favorable to the Company than could have been obtained from unaffiliated parties.

     As of the date of this Prospectus, Daniel M. Fine owes the Company approximately $30,000, reflecting advances made to Mr. Fine over an approximately two-year period ending in December 1996. Mr. Fine is currently making semi-monthly payments on the principal amount of such debt.

     Daniel M. Fine has personally guaranteed the obligations of the Company arising under its real property lease, the New Revolving Line of Credit and the Equipment Line of Credit.

     Subsequent to the date of this Prospectus, the Company does not intend, with the exception of customary travel and expense advances, to advance funds or extend loans to any officer, director or holder of five percent or more of the outstanding capital stock of the Company or any of their respective affiliates. Additionally, the Company does not intend to enter into any other transaction with any officer, director or holder of five percent or more of the outstanding capital stock of the Company or any of their respective affiliates unless the terms are no less favorable to the Company than those which would be available from unaffiliated third parties and the transaction is first approved by a majority of the Company's disinterested directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of the date of this Prospectus, and after the sale of the Common Stock offered hereby, by (i) each person who is known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each director, (iii) the Named Executive Officer and (iv) the Company's executive officers and directors as a group. The address of each such person is in care of the Company, 1118 Post Avenue, Seattle, Washington 98101.

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                                         NUMBER OF          ---------------------
                                                    SHARES BENEFICIALLY      BEFORE       AFTER
                     BENEFICIAL OWNER                    OWNED(1)           OFFERING     OFFERING
        ------------------------------------------- -------------------     --------     --------
        Daniel M. Fine.............................        633,323(2)         56.8%        29.9%
        Frank Hadam................................        211,109(3)         18.9         10.0
        Herbert L. Fine............................        211,109(3)         18.9         10.0
        James P. Chamberlin........................          3,320(4)            *            *
        Anthony C. Naughtin........................             --               *            *
        Norman W. Lauchner.........................             --               *            *
        All executive officers and directors as a
          group (seven persons)....................      1,058,908(5)         94.7%        50.0%

---------------

 *  Less than 1%

(1) This table is based on information supplied by executive officers, directors and shareholders. Subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Of this amount, 47,499 shares are subject to an option granted by Mr. D. Fine to principals of Cairncross and Hempelmann, P.S., counsel to the Company. See "Certain Transactions."

(3) Of this amount, 15,834 shares are subject to an option granted by each of Mr. Hadam and Mr. H. Fine to Cairncross and Hempelmann, P.S., counsel to the Company. See "Certain Transactions."

(4) Consists of shares of Common Stock subject to stock options granted and exercisable within 60 days of the date of this Prospectus.

(5) The number of shares beneficially owned by all executive officers and directors as a group includes 3,367 shares of Common Stock subject to stock options granted and exercisable within 60 days of the date of this Prospectus.

                           DESCRIPTION OF SECURITIES

     The following summary description of the Company's capital stock is not intended to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, as amended, and the Company's Bylaws, copies of each of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Immediately prior to the date of this Prospectus, the Company had authorized capital stock consisting of 9,000,000 shares of Common Stock, of which 1,055,541 shares are issued and outstanding, and 1,000,000 shares of Preferred Stock, of which 59,524 shares have been designated as Series A Preferred Stock, all of which are issued and outstanding. Immediately prior to the date of this Prospectus, there were four holders of record of Common Stock and nine holders of record of shares of Series A Preferred Stock. Pursuant to the terms of the Series A Preferred Stock, on the effective date of the Registration Statement of which this Prospectus forms a part, the issued and outstanding shares of Series A Preferred Stock will automatically convert into 59,524 shares of Common Stock (resulting in an aggregate of 1,115,065 shares of Common Stock outstanding at such time). Additionally, on such date, all authorized shares of Preferred Stock will automatically convert into additional authorized shares of Common Stock and, as a result, the Company's authorized capital stock will, on such date, consist solely of 10,000,000 shares of Common Stock. The Company has reserved 107,157 shares of Common Stock for issuance under the 1996 Option Plan, all of which are subject to outstanding options, and 200,000 shares of Common Stock for issuance pursuant to the 1997 Option Plan, none of which are subject to outstanding options.

COMMON STOCK

     Holders of outstanding shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Except as may be required by applicable law, holders of outstanding shares of Common Stock vote together as a single class. Holders of a majority of the outstanding shares of Common Stock constitute a quorum at any meeting of shareholders and the vote by the holders of a two-thirds of the outstanding shares of Common Stock is required to effect certain fundamental corporate changes including liquidation, merger or sale of substantially all of the Company's assets.

     Holders of outstanding shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefor. Upon liquidation of the Company, holders of outstanding shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of outstanding shares of Common Stock have no preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into or exercisable or exchangeable for shares of Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, duly authorized and validly issued and, upon payment therefor, fully paid and nonassessable.

ANTI-TAKEOVER LEGISLATION

     The Company is subject to the Business Corporation Act of Washington ("RCW"), which contains provisions that have the effect of discouraging nonnegotiated takeover attempts. RCW 23B.19 generally prohibits any "significant business transaction" within five years of the date on which a person acquires ten percent or more of the outstanding voting shares of a corporation, unless the transaction first receives the approval of a majority of the disinterested directors prior to the time the ten percent threshold is crossed.

     RCW 23B.19 also imposes a fair price restriction on corporations. The statute provides, subject to certain exceptions, that specified change-of-control transactions between a corporation and an interested shareholder (defined as a person or affiliated group beneficially owning 20% or more of a corporation's outstanding voting stock) will be prohibited unless a majority of disinterested directors determine the price offered by the interested shareholder to be fair or unless two-thirds of the shareholders (not including the interested shareholder) approve.

DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation, as amended, provide that the liability of the Company's directors is limited and that the Company will indemnify its directors and officers to the fullest extent permitted by law. Insofar as indemnification for liability arising under the Securities Act may be provided to directors, officers and controlling persons of the Company pursuant to those provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chase Mellon Corporate Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

     Upon completion of the Offering, the Company will have 2,115,065 shares of Common Stock outstanding (2,265,065 shares, if the Underwriters' over-allotment option is exercised in full), consisting of 1,000,000 shares of Common Stock offered hereby (1,150,000 shares, if the Underwriters' over-allotment option is exercised in full) and 1,115,065 restricted shares of Common Stock. In addition, the Company will have reserved 107,157 shares of Common Stock for issuance upon exercise of outstanding options granted under the 1996 Option Plan and 200,000 shares of Common Stock for issuance upon exercise of options which may be granted under the 1997 Option Plan.

     The shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than affiliates of the Company. The restricted shares will be freely tradable if subsequently registered under the Securities Act or to the extent permitted by Rule 144 or some other exemption from registration under the Securities Act.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from the Company or an affiliate of the Company, the holder is entitled to sell, in the public market, within any three month period, that number of shares of Common Stock which does not exceed the greater of 1% of the total number of then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. If two years have elapsed, a holder, other than an affiliate of the Company, is entitled to sell restricted shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale requirements, public information requirements or notice requirements. Of the restricted shares, 1,055,541 shares of Common Stock will be eligible for sale under Rule 144 under the Securities Act 90 days after the date of this Prospectus, and the remaining 59,524 shares will be eligible for sale under Rule 144 on January 31, 1998.

     The Company and all of its existing directors, officers, shareholders and optionees have entered into lock-up agreements with the Representative which provide that such persons will not, directly or indirectly, offer, sell, announce an intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, and the Company has agreed not to file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 18 months following the date of this Prospectus without the prior written consent of the Representative.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth below opposite each such Underwriter's name, at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                             NUMBER
                                   UNDERWRITERS                             OF SHARES
        ------------------------------------------------------------------- ---------
        Coleman and Company Securities, Inc................................   500,000
        Oscar Gruss & Son, Incorporated....................................   500,000
                                                                            ---------
                  Total.................................................... 1,000,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of such shares are subject to certain conditions precedent and that the several Underwriters will purchase all of such shares, if any of such shares are purchased.

     The Representative has advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the initial public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the Offering, the public offering price, concession and re-allowance may be changed.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 150,000 additional shares of Common Stock at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover page of the Prospectus. The Underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to such Underwriters' initial commitment reflected in the preceding table.

     The Company has agreed to pay the Representative a non-accountable expense allowance equal to three percent of the gross proceeds of the Offering, of which $25,000 has already been paid, to cover certain of the underwriting costs and due diligence expenses relating to the Offering.

     The Company has agreed to permit the Representative to have an observer attend meetings of the Board of Directors for a period of three years from the effective date of the Registration Statement of which this Prospectus forms a part. The Representative's observer will be reimbursed for all out-of-pocket expenses incurred in connection with the observer's attendance at meetings of the Board of Directors and will receive compensation equal to the compensation payable by the Company to its outside directors for attendance at meetings of the Board of Directors, provided, however, that the per meeting fees payable to the Representative's observer shall not be less than $1,500 and that there shall be a minimum of four meetings per year.

     The Company and the Underwriters have agreed to indemnify each other against, or to contribute to losses arising out of, certain civil liabilities in connection with the Offering, including liabilities under the Securities Act.

     The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the

Representative, on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when the shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

     The Company and all of its existing current officers, directors, shareholders and optionees have agreed not to, directly or indirectly, offer, sell, announce an intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, and the Company has agreed not to file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of the Representative for a period of 18 months after the date of this Prospectus.

     Application has been made to list the Common Stock for quotation on the Nasdaq SmallCap Market under the symbol "FDOT."

     Prior to the Offering, there has been no public trading market for the Common Stock. The public offering price of the shares of Common Stock offered hereby will be determined by negotiation between the Company and the Representative. Factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the history of and prospects for the industry in which the Company operates, an assessment of the Company's management, the prospects of the Company, its capital structure and such other factors as are deemed relevant.

     In connection with the Offering, the Company has agreed to sell the Representative's Warrants to the Representative for a nominal price. The Representative's Warrants entitle the Representative to purchase shares in an amount equal to 10% of the total number of shares sold in the Offering (excluding shares subject to the Underwriters' over-allotment option). The shares subject to the Representative's Warrants will be in all respects identical to the shares offered hereby to the public. The Representative's Warrants will be limited to a term of five years from the date of this Prospectus and will be exercisable for a four year period commencing 12 months after the date of this Prospectus, at a per share exercise price equal to 120% of the initial public offering price per share set forth on the cover page of this Prospectus. The Representative's Warrants may not be sold, assigned, transferred, pledged or hypothecated for a period of 12 months from the date of this Prospectus except to the Representative or its officers. Pursuant to the terms of the Underwriting Agreement, the Company is registering the shares issuable upon exercise of the Representative's Warrants under the Registration Statement of which this Prospectus forms a part. The Company has agreed to file, at its expense, during the period beginning one year from the date of this Prospectus and ending five years after such date, on no more than one occasion at the request of the holders of a majority of the Representative's Warrants and the underlying shares, and to use its best efforts to cause to become effective, a post-effective amendment to the Registration Statement of which this Prospectus forms a part or a new registration statement under the Securities Act as required to permit the public sale of the shares issued or issuable upon exercise of the Representative's Warrants. In addition, the Company has agreed to give advance notice to holders of the Representative's Warrants of its intention to file certain registration statements commencing one year and ending five years after the date this Prospectus and, in such case, holders of such Representative's Warrants or underlying shares shall have the right to require the Company to include all or part of the shares underlying the Representative's Warrants in such registration statement at the Company's expense. For the term of the Representative's Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock, which may result in a dilution of the interest of other shareholders. As a result, the Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Representative's Warrants are outstanding. The holders of the Representative's Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional equity capital on terms more favorable to the Company than those provided by the Representative's Warrants. Any profit realized on the sale of the shares issuable upon the exercise of the Representative's Warrants may be deemed additional underwriting compensation.

     The preceding description includes a summary of the principal terms of the Underwriting Agreement and the Representative's Warrant Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement and the Representative's Warrant Agreement filed as an exhibit to the Registration Statement of which this Prospectus forms a part and each statement herein is qualified in all respects by such reference.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed on for the Company by Cairncross & Hempelmann, P.S., Seattle, Washington. Principals of Cairncross & Hempelmann hold an option granted by affiliates of the Company to purchase 79,167 shares of Common Stock. A principal of Cairncross & Hempelmann individually owns 5,952 shares of Common Stock.

     Certain legal matters related to the Offering will be passed on for the Underwriters by Kelley Drye & Warren LLP, New York, New York.

                                    EXPERTS

     The Financial Statements and notes thereto at January 31, 1996 and 1997, and for each of the two years in the period ended January 31, 1997, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the shares of Common Stock offered hereby (together with the exhibits and schedules thereto, the "Registration Statement"). This Prospectus, filed as a part of such Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W. Washington D.C. 20549. The Commission maintains a Web site that contains registration statements, reports, proxy statements and other information regarding registrants (including the Company), that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

     As a result of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the informational reporting requirements of the Exchange Act, the Company will provide its stockholders with annual reports containing audited financial statements and interim quarterly reports containing unaudited financial information.

                              FINE.COM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGES
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Balance Sheets at January 31, 1996 and 1997...........................................   F-3
Statements of Income for the fiscal years ended January 31, 1996 and 1997.............   F-4
Statements of Shareholders' Equity for the fiscal years ended January 31, 1996 and
  1997................................................................................   F-5
Statements of Cash Flows for the fiscal years ended January 31, 1996 and 1997.........   F-6
Notes to Financial Statements.........................................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
fine.com Corporation

We have audited the accompanying balance sheets of fine.com Corporation as of January 31, 1996 and 1997, and the related statements of income, shareholders' equity and cash flows for each of the two years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of fine.com Corporation at January 31, 1996 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Seattle, Washington
April 1, 1997, except for Note 8,
  as to which date is May 9, 1997

                              FINE.COM CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                                              JANUARY 31,
                                                                         ---------------------
                                                                           1996         1997
                                                                         --------     --------
Current assets:
  Cash.................................................................  $ 15,668     $198,317
  Accounts receivable, less allowance for doubtful accounts of $5,000
     in 1996 and 1997..................................................    63,855      476,766
  Income taxes refundable..............................................        --          784
  Prepaid expenses and other...........................................        --        9,409
  Note receivable from officer.........................................    23,913       30,435
                                                                         --------     --------
     Total current assets..............................................   103,436      715,711
Deferred offering costs................................................        --       41,116
Deferred income tax asset..............................................        --       30,883
Equipment and furniture, net...........................................    46,166       80,827
                                                                         --------     --------
          Total assets.................................................  $149,602     $868,537
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank.................................................  $     --     $ 90,286
  Accounts payable.....................................................    51,917      117,459
  Current taxes payable................................................     1,277           --
  Accrued offering costs...............................................        --       16,002
  Accrued expenses.....................................................       618       28,046
  Deferred revenue.....................................................        --       36,722
  Note payable to director.............................................        --       15,000
  Deferred income tax liabilities......................................     4,059      100,769
  Capitalized lease obligations........................................        --        9,699
                                                                         --------     --------
     Total current liabilities.........................................    57,871      413,983
Deferred income tax liabilities........................................     1,369           --
Commitments
Shareholders' equity:
  Convertible preferred stock, no par value:
     Authorized shares -- 1,000,000
     Series A preferred stock:
       Designated shares -- 59,524
       Issued and outstanding shares -- 59,524 at January 31, 1997,
          aggregate liquidation preference -- $250,000.................        --      239,918
  Common stock, no par value:
     Authorized shares -- 9,000,000
     Issued and outstanding shares -- 1,055,541 at January 31, 1996 and
      1997.............................................................    75,000       75,000
     Retained earnings.................................................    15,362      139,636
                                                                         --------     --------
     Total shareholders' equity........................................    90,362      454,554
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $149,602     $868,537
                                                                         ========     ========

                            See accompanying notes.

                              FINE.COM CORPORATION

                              STATEMENTS OF INCOME

                                                                    FISCAL YEAR ENDED JANUARY
                                                                               31,
                                                                   ----------------------------
                                                                     1996               1997
                                                                   ---------         ----------
Gross revenue....................................................  $ 531,800         $1,485,869
Direct salaries and costs........................................    258,532            774,242
                                                                   ---------         ----------
Gross profit.....................................................    273,268            711,627
Selling, general and administrative expenses.....................    225,517            514,059
                                                                   ---------         ----------
Operating income.................................................     47,751            197,568
Interest expense.................................................      2,721              8,840
                                                                   ---------         ----------
Income before income taxes.......................................     45,030            188,728
Provision for income taxes.......................................     14,948             64,454
                                                                   ---------         ----------
Net income.......................................................  $  30,082         $  124,274
                                                                   =========         ==========
Net income per share.............................................  $    0.03         $     0.11
                                                                   =========         ==========
Shares used in computation of net income per share...............  1,155,126          1,155,126
                                                                   =========         ==========

                            See accompanying notes.

                              FINE.COM CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                              CONVERTIBLE
                               PREFERRED                               COMMON
                           STOCK -- SERIES A       COMMON STOCK        STOCK     RETAINED      TOTAL
                           -----------------   --------------------   SUBSCRIPTION EARNINGS SHAREHOLDERS'
                           SHARES    AMOUNT     SHARES      AMOUNT    RECEIVABLE (DEFICIT)     EQUITY
                           ------   --------   ---------   --------   --------   --------   ------------
Balance at February 1,
  1995...................      --   $     --   1,055,541   $ 75,000   $(25,000)  $(14,720)    $ 35,280
  Payment of common stock
     subscription
     receivable..........      --         --          --         --     25,000         --       25,000
  Net income.............      --         --          --         --         --     30,082       30,082
                           ------   --------   ---------   --------   --------   --------     --------
Balance at January 31,
  1996...................      --         --   1,055,541     75,000         --     15,362       90,362
  Sale of Series A
     Preferred Stock, net
     of offering costs of
     $10,082.............  59,524    239,918          --         --         --         --      239,918
  Net income.............      --         --          --         --         --    124,274      124,274
                           ------   --------   ---------   --------   --------   --------     --------
Balance at January 31,
  1997...................  59,524   $239,918   1,055,541   $ 75,000   $     --   $139,636     $454,554
                           ======   ========   =========   ========   ========   ========     ========

                            See accompanying notes.

                              FINE.COM CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                         FISCAL YEAR ENDED
                                                                            JANUARY 31,
                                                                      ------------------------
                                                                       1996             1997
                                                                      -------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................................  $30,082         $124,274
Adjustments to reconcile net income to net cash provided by (used
  in) operating activities:
  Depreciation and amortization.....................................   25,475           29,791
  Deferred income taxes.............................................   13,728           64,458
Changes in operating assets and liabilities:
  Increase in accounts receivable...................................  (44,638)        (412,911)
  Decrease (increase) in current income taxes.......................    1,277           (2,061)
  Increase in prepaid expenses and other............................       --           (9,409)
  Increase in deferred offering costs...............................       --          (25,114)
  Increase in accounts payable......................................    2,531           65,542
  Increase in accrued expenses......................................      618           27,428
  Increase in deferred revenue......................................       --           36,722
                                                                      --------        ---------
Net cash provided by (used in) operating activities.................   29,073         (101,280)
CASH FLOWS FROM INVESTING ACTIVITY
Purchase of equipment and furniture.................................  (29,409)         (50,372)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable to bank...................................       --           90,286
Payments on capital lease obligations...............................       --           (4,381)
Note receivable from officer........................................  (18,065)          (6,522)
Note payable to director............................................       --           15,000
Cash received on collection of common stock subscription
  receivable........................................................   25,000               --
Net cash received from sale of preferred stock......................       --          239,918
                                                                      --------        ---------
Net cash provided by financing activities...........................    6,935          334,301
                                                                      --------        ---------
Net increase in cash................................................    6,599          182,649
Cash at beginning of period.........................................    9,069           15,668
                                                                      --------        ---------
Cash at end of period...............................................  $15,668         $198,317
                                                                      ========        =========
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid...................................................  $    --         $  2,000
                                                                      ========        =========
Interest paid.......................................................  $ 2,721         $  8,840
                                                                      ========        =========
Equipment acquired through capitalized lease obligations............  $    --         $ 14,080
                                                                      ========        =========

                            See accompanying notes.

                              FINE.COM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     fine.com Corporation (the "Company") was incorporated in the State of Washington on October 15, 1994. The Company plans, creates, maintains and hosts World Wide Web ("Web") sites for major national and international corporate clients and others, utilizing marketing expertise and state of the art interactive database compilation and dissemination techniques and technologies.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     The Company accounts for long-term contracts under the percentage-of-completion method, generally measured on the attainment of specific contract milestones. Estimated contract earnings are reviewed periodically as work progresses. If such estimates indicate a loss would be incurred on the contract, the estimated amount of such loss would be recognized in the period the estimated loss was determined. All other revenue is recorded on the basis of time and material for the performance of services.

     RISKS AND UNCERTAINTIES

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company's customer base is dispersed across many different geographic areas throughout the United States in a variety of industries. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on historical experience and specific identification. One customer accounted for 34% and 19% of the Company's gross revenue in the fiscal years ended January 31, 1996 ("fiscal 1996") and 1997 ("fiscal 1997"), respectively. In addition, two customers accounted for 11% and 14% of the Company's gross revenue during fiscal 1997. Except as noted above, there were no other customers which accounted for greater than 10% of gross revenue in fiscal 1996.

     EQUIPMENT AND FURNITURE

     Equipment and furniture are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life. Repairs and maintenance that do not improve or extend the lives of the respective assets are expensed in the period incurred.

     INCOME TAXES

     The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                              FINE.COM CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     STOCK-BASED COMPENSATION

     The Company has elected to apply the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price.

     ADVERTISING

     Advertising costs are expensed as incurred. Advertising expense was $5,438 and $20,805 in the fiscal years ended January 31, 1996 and 1997, respectively.

     NET INCOME PER SHARE

     Net income per share is computed based on the weighted average number of common shares outstanding. In accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the assumed initial public offering price of $7.00 per share. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preferred stock and shares issuable upon the exercise of stock options.

2. EQUIPMENT AND FURNITURE

     Equipment and furniture consist of the following:

                                                                      JANUARY 31,
                                                                  --------------------
                                                                   1996         1997
                                                                  -------     --------
        Equipment...............................................  $75,169     $129,765
        Office furniture and equipment..........................    3,191       13,047
                                                                  -------      -------
                                                                   78,360      142,812
        Accumulated depreciation and amortization...............   32,194       61,985
                                                                  -------      -------
                                                                  $46,166     $ 80,827
                                                                  =======      =======

     Fixed assets include $14,080 of assets capitalized under capital lease obligations less accumulated amortization of $2,755 at January 31, 1997.

3. NOTE PAYABLE TO BANK

     The Company has a $200,000 revolving line of credit agreement with a bank which is due on March 31, 1997. Borrowings under this agreement bear interest at the bank's prime interest rate plus 2% (effective rate of 10.25% at January 31, 1997). At January 31, 1997, $90,286 was outstanding under this agreement. This obligation is collateralized by eligible accounts receivable.

     This credit agreement expired on March 31, 1997 and was replaced with a new credit agreement which provides for a revolving line of credit in the maximum amount of $750,000 (the "Revolving Line of Credit") and a line of credit in the maximum amount of $400,000 (the "Equipment Line of Credit"). The Revolving Line of Credit expires on March 31, 1998, provides for interest at the bank's prime rate plus 2% and is secured by all accounts receivable and the personal guarantee of the Company's President and Chief Executive

                              FINE.COM CORPORATION

3. NOTE PAYABLE TO BANK (CONTINUED)
Officer. The Equipment Line of Credit expires on December 31, 2000, provides for interest at the bank's prime rate plus 2.25% and is secured by the equipment purchased utilizing such funds, all accounts receivable and the personal guarantee of the Company's President and Chief Executive Officer. The credit agreement contains certain covenants including maintenance of minimum levels of working capital and tangible net worth and restrictions on change of control of the Company.

4. LEASE COMMITMENTS

     The Company leases certain equipment and facilities under capital and operating leases. The operating lease contains an annual escalation clause based on inflation and a five-year lease term.

     The Company sublets a portion of its office space and offsets rent expense through sublease billings. Net rent expense under the operating lease amounted to $15,996 and $60,230 in fiscal 1996 and 1997, respectively.

     Future minimum lease payments under noncancelable leases with terms in excess of one year at January 31, 1997 are as follows:

                                                                            OPERATING
                                                                              LEASE
                                                                            ---------
        1998............................................................    $  71,128
        1999............................................................       83,734
        2000............................................................       87,913
        2001............................................................       85,945
        2002............................................................       16,808
                                                                             --------
                                                                            $ 345,528
                                                                             ========

5. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                       JANUARY 31,
                                                                   -------------------
                                                                    1996        1997
                                                                   -------     -------
        Current..................................................  $ 1,220     $    (4)
        Deferred.................................................   13,728      64,458
                                                                   -------     -------
                                                                   $14,948     $64,454
                                                                   =======     =======

     The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                                       JANUARY 31,
                                                                   -------------------
                                                                    1996        1997
                                                                   -------     -------
        Computed tax at federal statutory rate...................  $15,310     $64,168
        Other items, net.........................................     (362)        286
                                                                   -------     -------
                                                                   $14,948     $64,454
                                                                   =======     =======

     The Company has elected to use the cash method of accounting for income tax purposes because they currently qualify for the small business exception. This exception allows corporate taxpayers to use the cash method of accounting if their gross receipts over the three immediately preceding taxable years do not exceed $5,000,000 and they meet certain other requirements. The Company will convert to the accrual method for income tax purposes when they no longer satisfy the criteria for this exception. Deferred taxes reflect the net

                              FINE.COM CORPORATION

5. INCOME TAXES (CONTINUED)
tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company's net deferred income tax liabilities are as follows:

                                                                       JANUARY 31,
                                                                   -------------------
                                                                    1996       1997
                                                                   -------   ---------
        Deferred tax liabilities:
          Tax over book depreciation.............................  $(1,369)  $  (3,354)
          Accrual to cash basis adjustments......................   (4,059)   (100,769)
                                                                   -------   ---------
                                                                    (5,428)   (104,123)
        Deferred tax asset:
          Net operating loss carryforward........................       --      34,237
                                                                   -------   ---------
                                                                   $(5,428)  $ (69,886)
                                                                   =======   =========

     At January 31, 1997, the Company had net operating loss carryforwards of $92,097 which begin to expire in 2011. Utilization of net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended.

6. SHAREHOLDERS' EQUITY

     CONVERTIBLE PREFERRED STOCK

     On January 31, 1997, the Company completed a private placement for the issuance and sale of 59,524 shares of Series A Preferred Stock of the Company for $250,000 less offering costs of $10,082. The terms and conditions of the Series A Preferred Stock provide that upon the effectiveness of a registration statement relating to an initial public offering of the Company's Common Stock all outstanding shares of the Series A Preferred Stock will automatically convert into shares of common stock, at a one-to-one conversion ratio. The Series A Preferred Stock also has preferential rights in the event of any distribution of assets upon liquidation of the Company, which preferential rights are determined as a fixed amount per share of Series A Preferred Stock, plus any declared but unpaid dividends. The Company's Articles of Incorporation further provide that, upon the effective date of a registration statement, the authority of the Company to issue preferred stock shall terminate and the number of shares of preferred stock theretofore authorized shall be deemed additional authorized shares of common stock.

     STOCK OPTION PLAN

     On February 4, 1996, the Board of Directors approved the fine.com Corporation 1996 Incentive Stock Option Plan (the "Plan") that provides for the issuance of nonqualified and incentive stock options to officers, employees, and consultants. A committee of the Board of Directors determines the terms and conditions of options granted under the plan, including the exercise price. The exercise price for incentive stock options shall not be less than the fair market value of common stock at the date of grant unless the incentive stock option is granted to a person who owns greater than 10% of the Company for which the exercise price shall not be less than 110% of the fair market value at the date of grant. The exercise price of nonqualified stock options shall not be less than 85% of the fair market value of the common stock at the date of grant. Options expire between 5 and 10 years from the date of grant. Subject to the maintenance of a continuous relationship from the date of grant, options vest according to a schedule which provides that 5% of the total number of shares granted will vest after one year, 15% will vest after two years, 30% after three years, 50% is vested after four years, and the option grant is fully vested after five years from the date of grant.

                              FINE.COM CORPORATION

6. SHAREHOLDERS' EQUITY (CONTINUED)
     At January 31, 1997, a total of 107,157 shares of common stock have been reserved for issuance for outstanding options and 4,028 shares were exercisable. The weighted-average exercise price for stock options outstanding at January 31, 1997 was $2.05 per share with a weighted-average remaining contractual life of
9.5 years.

     The following table summarizes the Company's stock option activity:

                                                                  NUMBER OF     EXERCISE
                                                                   SHARES        PRICE
                                                                  ---------     --------
        Balance at February 1, 1996.............................        --       $   --
          Granted in fiscal 1997................................   107,157         2.05
                                                                   -------        -----
        Balance at January 31, 1997.............................   107,157       $ 2.05
                                                                   =======        =====

     Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the minimum value option pricing model with the following weighted-average assumptions for fiscal year 1997: dividend yield of zero; average risk-free interest rate of 6.5%; and a weighted-average expected life of the option term of seven years. As a result of the Company being privately held, expected volatility is not applicable. These assumptions are highly subjective. For purposes of the proforma disclosures, the estimated fair value of the options ($0.75 per share) is amortized to expense over the estimated options' vesting period.

     Because option grants are expected to be made each year and as a result of the options vesting over time, the above pro forma disclosure is not representative of pro forma effects of reported results in future years. The pro forma effect on fiscal year 1997 net income would have reduced net income of $124,274 as reported to pro forma net income of $112,274. Additionally, the pro forma effect on fiscal 1997 net income per share would not have changed.

     Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     At January 31, 1997, common stock reserved for future issuance was as follows:

        Conversion of Series A Preferred Stock.............................   59,524
        1996 Incentive Stock Option Plan...................................  107,157
                                                                              ------
                                                                             166,681
                                                                              ======

7. TRANSACTIONS WITH OFFICERS AND DIRECTORS

     The Company has a note receivable from an officer which is non-interest bearing. Additionally, the Company has a note payable to a director bearing interest at 9%; this note was repaid in March 1997.

8. SUBSEQUENT EVENTS

     On April 14, 1997, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of common stock to the public. Additionally, the Board of Directors approved a recapitalization of the issued and outstanding shares of

                              FINE.COM CORPORATION

8. SUBSEQUENT EVENTS (CONTINUED)
common stock which became effective on May 9, 1997. All outstanding common and common equivalent shares and per-share amounts in the accompanying financial statements and the related notes to the financial statements have been retroactively adjusted to give effect to such recapitalization.

     Immediately prior to the date of the public offering of common stock, the Company had authorized capital stock consisting of 9,000,000 shares of common stock, of which 1,055,541 shares are issued and outstanding, and 1,000,000 shares of preferred stock, of which 59,524 shares have been designated as Series A Preferred Stock, all of which are issued and outstanding. On the effective date of the Registration Statement, relating to the initial public offering of the Company's common stock, the issued and outstanding shares of Series A preferred stock will automatically convert into 59,524 shares of common stock (resulting in an aggregate of 1,115,065 shares of common stock outstanding at such time). Additionally, on such date, all authorized shares of preferred stock will automatically convert into additional authorized shares of common stock and, as a result, the Company's authorized capital stock will, on such date, consist solely of 10,000,000 shares of common stock. In April 1997, the Company adopted the 1997 Option Plan and reserved 200,000 shares of Common Stock for issuance thereunder. The 1997 Option Plan provides for the grant of both incentive stock options and nonqualified stock options.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   7
Use of Proceeds........................  10
Dividend Policy........................  11
Dilution...............................  11
Capitalization.........................  12
Selected Financial Data................  13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  14
Business...............................  17
Management.............................  31
Certain Transactions...................  35
Principal Shareholders.................  36
Description of Securities..............  36
Shares Eligible for Future Sale........  38
Underwriting...........................  39
Legal Matters..........................  41
Experts................................  41
Available Information..................  41
Index to Financial Statements.......... F-1

                            ------------------------

  UNTIL       , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                1,000,000 Shares

                          [FINE.COM CORPORATION LOGO]

                                  Common Stock
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              COLEMAN AND COMPANY
                                SECURITIES, INC.

                               OSCAR GRUSS & SON
                                  INCORPORATED
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) Section 23B.08.500 et seq. of the Washington Business Corporation Act (Title 23B of the Revised Code of Washington) permits indemnification by a corporation of its directors, officers, employees and agents under certain circumstances and subject to certain limitations.

     (b) The Articles of Incorporation, as amended, of the Company (Exhibit 3.1 hereto), provide that the Registrant will indemnify its directors to the fullest extent permitted by law. The Articles of Incorporation, as amended, contain further provisions and conditions for indemnification by Registrant for liabilities arising in connection with or by reason of the fact that a person is an officer, director, employee or agent of Registrant.

     (c) Section   of the Underwriting Agreement (Exhibit 1.1 hereto) provides for reciprocal indemnification between Registrant and Underwriters from and against certain liabilities arising in connection with the offering which is the subject of this Registration Statement, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated expenses other than underwriting commissions and discounts (assuming an initial price to the public of $7.00 per share and further assuming the Underwriter's over-allotment option is exercised in full) for the issuance and distribution of securities in the offering which is the subject of this Registration Statement:

        Securities and Exchange Commission filing fee.....................  $  2,887
        NASD filing fee...................................................     1,454
        Nasdaq SmallCap listing fee.......................................     7,673
        Printing and engraving expenses...................................    50,000
        Accounting fees and expenses......................................   125,000
        Legal fees and expenses...........................................   240,000
        Blue Sky filing fees and expenses (including legal fees)..........    50,000
        Miscellaneous expenses............................................    12,986
                                                                            --------
                  Total...................................................  $490,000
                                                                            ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception in October 1994, Registrant has issued securities in reliance upon Securities Act sec. 4(2) and applicable rules thereunder (including Regulation D) in transactions not involving public offerings, as follows:

          (a) October 1994 -- In connection with the initial capitalization of the Company, the Company issued 633,323 shares of Common Stock to Daniel M. Fine, Chief Executive Officer and Chairman of the Board, 211,109 shares of Common Stock to Frank Hadam, Director, and 211,109 shares of Common Stock to Herbert L. Fine, Director, resulting in net proceeds to the Company in the amount of $75,000.

          (b) From 1996 to March 1997 -- options to purchase 107,157 shares of Registrant's common stock reserved for issuance under Registrant's 1996 Stock Option Plan (the "Plan"). The exercise price of all outstanding options under the Plan at April 30, 1997 was $2.05 per share. No additional shares can be reserved under the Plan.

          (c) January 31, 1997 -- 59,524 shares of Series A Preferred Stock at $4.20 per share ($250,000) to nine accredited investors pursuant to Regulation D, such shares to be converted into common stock upon the effective date of this Registration Statement.

     No brokers or underwriters were included in any of the above issuances. All certificates for the shares of Series A Preferred Stock and Common Stock so issued bear restrictive legends.

ITEM 27. EXHIBITS

    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------     -----------------------------------------------------------------------------
     *1.1      Form of Underwriting Agreement
     *1.2      Form of Representative's Warrant Agreement
      3.1      Articles of Incorporation, as amended, of the Company
      3.2      Bylaws of the Company
     *4.1      Specimen Common Stock Certificate
     *4.2      Form of Representative's Warrant
     *5.1      Opinion of Cairncross & Hempelmann, P.S.
     10.1      1996 Incentive Stock Option Plan
    *10.2      1997 Stock Option Plan
     10.3      Employment Agreement dated May 9, 1997 with Daniel M. Fine
     10.4      Employment Agreement dated May 9, 1997 with James P. Chamberlin
     10.5A     Loan Agreement dated March 31, 1997 with U.S. Bank of Washington
     10.5B     Promissory Note in principal amount of $750,000 dated March 31, 1997
     10.5C     Commercial Security Agreement dated March 31, 1997
     10.5D     Promissory Note in principal amount of $400,000 dated March 31, 1997
     10.5E     Commercial Security Agreement dated March 31, 1997
    *10.5F     Guaranty of Daniel M. Fine dated March 1997
     10.6A     Office Lease Agreement dated February 28, 1996 with Grand Pacific Limited
               Partnership
     10.6B     Personal Guaranty of Daniel M. Fine dated February 29, 1996
     10.6C     First Amendment to Office Lease Agreement dated March 1997
     11.1      Statement Regarding Computation of Net Income per Share
     23.1      Consent of Ernst & Young LLP, Independent Auditors
     23.2      Consent of Cairncross & Hempelmann, P.S. (included in opinion filed as
               Exhibit 5.1)
     24.1      Powers of Attorney (included on page II-4)
     27.1      Financial Data Schedule

---------------

* To be filed by amendment.

ITEM 28. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     For determining any liability under the Securities Act, Registrant hereby undertakes: (1) to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective; and (2) to treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering of the securities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Seattle, State of Washington, on May 9, 1997.

                                          fine.com Corporation

                                          By        /s/ DANIEL M. FINE
                                            ------------------------------------
                                                       Daniel M. Fine
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel M. Fine and James P. Chamberlin, or either of them, his or her attorneys-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 SIGNATURES                                CAPACITIES                  DATE
---------------------------------------------   --------------------------------   -------------

             /s/ DANIEL M. FINE                     Chairman of the Board of         May 9, 1997
---------------------------------------------              Directors
               Daniel M. Fine                     Chief Executive Officer and
                                                           President

           /s/ JAMES P. CHAMBERLIN                  Chief Financial Officer          May 9, 1997
---------------------------------------------       (principal financial and
             James P. Chamberlin                accounting officer) and Director

           /s/ NORMAN W. LAUCHNER                           Director                 May 9, 1997
---------------------------------------------
             Norman W. Lauchner

           /s/ ANTHONY C. NAUGHTIN                          Director                 May 9, 1997
---------------------------------------------
             Anthony C. Naughtin

             /s/ HERBERT L. FINE                            Director                 May 9, 1997
---------------------------------------------
               Herbert L. Fine

               /s/ FRANK HADAM                              Director                 May 9, 1997
---------------------------------------------
                 Frank Hadam

                               INDEX TO EXHIBITS
                                       TO
                                   FORM SB-2

    EXHIBIT
    NUMBER                                     DESCRIPTION
    ------   --------------------------------------------------------------------------------
     *1.1    Form of Underwriting Agreement
     *1.2    Form of Representative's Warrant Agreement
      3.1    Articles of Incorporation, as amended, of the Company
      3.2    Bylaws of the Company
     *4.1    Specimen Common Stock Certificate
     *4.2    Form of Representative's Warrant
     *5.1    Opinion of Cairncross & Hempelmann, P.S.
     10.1    1996 Incentive Stock Option Plan
    *10.2    1997 Stock Option Plan
     10.3    Employment Agreement dated May 9, 1997 with Daniel M. Fine
     10.4    Employment Agreement dated May 9, 1997 with James P. Chamberlin
     10.5A   Loan Agreement dated March 31, 1997 with U.S. Bank of Washington
     10.5B   Promissory Note in principal amount of $750,000 dated March 31, 1997
     10.5C   Commercial Security Agreement dated March 31, 1997
     10.5D   Promissory Note in principal amount of $400,000 dated March 31, 1997
     10.5E   Commercial Security Agreement dated March 31, 1997
    *10.5F   Guaranty of Daniel M. Fine dated March 1997
     10.6A   Office Lease Agreement dated February 28, 1996 with Grand Pacific Limited
               Partnership
     10.6B   Personal Guaranty of Daniel M. Fine dated February 29, 1996
     10.6C   First Amendment to Office Lease Agreement dated March 1997
     11.1    Statement Regarding Computation of Net Income per Share
     23.1    Consent of Ernst & Young LLP, Independent Auditors
     23.2    Consent of Cairncross & Hempelmann, P.S. (included in opinion filed as Exhibit
               5.1)
     24.1    Powers of Attorney (included on page II-4)
     27.1    Financial Data Schedule

---------------

* To be filed by amendment.